who we are

TELUS is Canada’s fastest-growing national telecommunications company, with $11.4 billion of annual revenue and 13.3 million customer connections, including 7.8 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 815,000 TELUS TV® customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $350 million to charitable and not-for-profit organizations and volunteered 5.4 million hours of service to local communities since 2000.

our values

■  We embrace change and initiate opportunity

■  We have a passion for growth

■  We believe in spirited teamwork

■  We have the courage to innovate

what’s inside

Copyright © 2014 TELUS Corporation. All rights reserved. All financial information is reported in Canadian dollars unless otherwise specified.

Notice of annual meeting

The annual general meeting (Meeting) of shareholders of TELUS Corporation (the Company or TELUS) will be held on Thursday, May 8, 2014 at 10:00 a.m. (PT) at the Fairmont Pacific Rim located at 1038 Canada Place, Vancouver, British Columbia.

At the Meeting, shareholders will:

1.	Receive the Company’s 2013 audited consolidated financial statements together with the report of the auditors on those statements
2.	Elect directors of the Company for the ensuing year
3.	Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration
4.	Consider an advisory resolution on the Company’s approach to executive compensation and transact any other business that may properly come before the Meeting and any postponement or adjournment thereof.

The Board of Directors has approved in substance the content of and sending of this information circular to the holders of Common Shares (Shareholders).

Vancouver, British Columbia

Dated March 31, 2014.

By order of the Board of Directors

Monique Mercier

Executive Vice-President, Chief Legal Officer

and Corporate Secretary

Shareholders who cannot attend this Meeting may vote by proxy. Simply sign and return your proxy or voting instruction form by mail or submit a telephone or Internet proxy by following the instructions starting on page 2 in this information circular or the instructions on the paper proxy or voting instruction form.

To be valid, your proxies must be received by TELUS’ Corporate Secretary, c/o Computershare Trust Company of Canada (Computershare) at 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (EDT) on May 6, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the reconvened Meeting date. TELUS reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice, but is under no obligation to accept or reject any particular late proxy.

TELUS 2014 information circular	■ 1

Frequently asked questions

Meeting materials

Why did I receive a notice in the mail regarding the electronic availability of the information circular and annual report instead of receiving a paper copy?

Under new rules introduced by Canadian securities regulators in 2013 (Notice and Access), we are able to provide you with electronic access to the information circular and the 2013 annual report (the Meeting materials) for the Meeting instead of sending you a paper copy. This new means of delivery is more environmentally friendly as it will help reduce paper use and it will also decrease the cost of printing and mailing materials to Shareholders. The notice you received gives you instructions on how to access and review an electronic copy of our information circular and annual report or how to request a paper copy. The notice also provides instructions on voting by proxy at the Meeting. If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Why did I receive a paper copy of the information circular and annual report with a notice regarding their electronic availability?

For those Shareholders who have already provided instructions on their account to receive paper copies of Meeting materials, we sent you a paper copy again this year, along with the notice regarding its electronic availability.

Meeting procedures

Who can vote at the Meeting, what are we voting on and what is required for approval?

If you hold Common Shares (Shares) as of the close of business on March 12, 2014 (the Record Date), you can cast one vote for each Share you hold on that date on the following items of business:

■	The election of directors
■	The appointment of auditors
■	The approval of the Company’s approach to executive compensation.

All of these items require approval by a majority of votes cast by Shareholders.

How many Shareholders do you need to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding Shares entitled to be voted at the Meeting. On March 12, 2014, the Company had 621,055,097 Shares outstanding.

Does any Shareholder beneficially own 10 per cent or more of the outstanding Shares?

No. To the knowledge of the directors and senior officers of TELUS, as of March 12, 2014, no one beneficially owns, directly or indirectly, or exercises control or direction over, 10 per cent or more of the outstanding Shares. The Non-Voting Share class was eliminated from the authorized share structure at the 2013 annual and special meeting.

Voting procedures

Am I a registered or non-registered Shareholder?

You are a registered Shareholder if you have a share certificate or Direct Registration System (DRS) Advice issued in your name.

You are a non-registered Shareholder if:

1.	Your Shares are registered in the name of an Intermediary (for example, a bank, trust company, trustee, investment dealer, clearing agency or other institution), or
2.	You hold your Shares through the Employee Share Purchase Plan (the Employee Shares), for which Computershare is the trustee.

How can I vote if I am a registered Shareholder?

As a registered Shareholder, you can vote in any of the following ways:

■	By attending the Meeting and voting in person
■	By appointing someone else as proxy to attend the Meeting and vote your Shares for you
■	By completing your proxy form and returning it by mail or delivery, following the instructions on your proxy
■

By phoning the toll-free telephone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions. Note that you cannot appoint anyone other than R.H. (Dick) Auchinleck and Darren Entwistle as your proxy if you vote by phone

■	By Internet by visiting the website shown on your proxy form. Refer to your control number (shown on your proxy form) and follow the online voting instructions.

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FREQUENTLY ASKED QUESTIONS

How can I vote if I am a non-registered Shareholder?

If you are a non-registered Shareholder and you receive your materials through an investment dealer or other Intermediary, complete and return the form(s) your Intermediary provided to you or otherwise follow the instructions in such forms.

How can I vote if I hold Employee Shares?

If you hold Employee Shares through the Employee Share Purchase Plan, you can direct Computershare, in its capacity as trustee of your Employee Shares, to vote your Employee Shares as you instruct. You can give instructions to Computershare:

■	By completing your voting instruction form and returning it by mail or delivery, following the instructions on the form
■

By phoning the toll-free telephone number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions. Note that you cannot appoint anyone other than Dick Auchinleck and Darren Entwistle as your proxy if you vote by phone

■	By Internet by visiting the website shown on your voting instruction form. Refer to your control number (shown on your form) and follow the online voting instructions.

Your Employee Shares will be voted for, voted against or withheld from voting only in accordance with your instructions. If your voting instruction form is not received by Computershare in its capacity as trustee according to the above procedures, your Employee Shares will not be voted by Computershare.

What if I hold other Shares in addition to my Employee Shares?

If you hold Shares other than Employee Shares, you must complete and return another proxy form to vote those Shares. Please review the above questions and answers on how to vote those Shares.

How do I appoint someone else to go to the Meeting and vote my Shares for me?

Two directors of the Company, Dick Auchinleck and Darren Entwistle, have been named in the proxy form to represent Shareholders at the Meeting. You can appoint someone else to represent you at the Meeting by completing a paper proxy or Internet proxy and inserting the person’s name in the appropriate space on the proxy form, or by completing another acceptable paper proxy. The person you appoint does not need to be a Shareholder but must attend the Meeting to vote your Shares.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, telephone or Internet, your proxy must be received by TELUS’ Corporate Secretary, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (EDT) on May 6, 2014. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (EDT) on the second-last business day before the reconvened Meeting date. Note that if you are a non-registered Shareholder, your Intermediary will need your voting instructions sufficiently in advance of this deadline to enable your Intermediary to act on your instructions prior to the deadline.

How will my Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck and Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your Shares in favour of:

■	Electing as a director each person nominated by the Company
■	Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration
■	Accepting the Company’s approach to executive compensation.

What happens if there are amendments or variations or other matters brought before the Meeting?

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting, to the extent permitted by law whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment or other matter that comes before the Meeting is contested. As of March 12, 2014, no director or senior officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

TELUS 2014 information circular	■ 3

What if I change my mind?

If you are a registered Shareholder and have voted by proxy, you may revoke your proxy by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS’ Corporate Secretary, c/o Computershare (at the address indicated on page 1), by 5:00 p.m. (EDT) on May 6, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the date of the reconvened Meeting. You may also revoke your proxy without providing new voting instructions by delivering a revocation of proxy to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PDT) on May 7, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the business day before the date of the reconvened Meeting.

You may also revoke your proxy and vote in person at the Meeting, or any adjournment thereof, by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken. You may also revoke your proxy in any other manner permitted by law.

If you are a non-registered Shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.

If you hold Employee Shares and you have voted by submitting your voting instruction form, you may revoke it by providing new voting instructions on another voting instruction form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by 5:00 p.m. (EDT) on May 6, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (EDT) on the second-last business day before the date of the reconvened Meeting. You may also revoke your previous voting instructions without providing new voting instructions by delivering a revocation of voting instruction form to the registered office of the Company, to the attention of TELUS’ Corporate Secretary, 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7, any time up to 5:00 p.m. (PDT) on May 7, 2014 or, if the Meeting is adjourned or postponed, by 5:00 p.m. (PDT) on the business day before the date of the reconvened Meeting or by delivering a form of revocation of proxy to the Chair of the Meeting at the Meeting before the vote for which the proxy is to be used is taken.

Is my vote by proxy confidential?

Yes. All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual Shareholders’ votes, except:

■	As necessary to meet applicable law
■	In the event of a proxy contest
■	In the event a Shareholder has made a written comment on the proxy.

Who is soliciting my proxy?

Your proxy is being solicited on behalf of TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of Shareholders or by electronic mail to the email address you provided. Additionally, employees or agents may solicit proxies by telephone or other ways at a nominal cost to the Company.

What if I have more questions?

Please contact Computershare if you have additional questions regarding the Meeting:

■ phone:	1-800-558-0046 (toll-free within North America)
+1 (514)-982-7129 (outside North America)
■ email:	telus@computershare.com
■ mail:	Computershare Trust Company of Canada
8th floor, 100 University Avenue
Toronto, Ontario, M5J 2Y1

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FREQUENTLY ASKED QUESTIONS

Ownership and voting restrictions

What are the restrictions on the ownership of Shares by non-Canadians?

As a communications provider of wireline, wireless and digital television services, the Company and certain of its subsidiaries must comply with the restrictions on ownership of voting Shares by non-Canadians prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act and the Radiocommunication Act. Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s Shares cannot exceed 33 1/3 per cent and the Company must not otherwise be controlled by non-Canadians. The Telecommunications Act gives the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting Shares. The powers and constraints of the Telecommunications Act have been incorporated into the Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of voting Shares to a non-Canadian, (ii) require a non-Canadian to sell any voting Shares if that person’s holdings would affect TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the voting Shares considered to be owned or controlled by non-Canadians. The Company monitors the level of non-Canadian ownership of its Shares and provides periodic reports to the Canadian Radio-television and Telecommunication Commission (CRTC).

TELUS 2014 information circular	■ 5

Business of the meeting

1	Report of management and consolidated financial report

The report of management and the audited consolidated financial statements for the year ended December 31, 2013, including Management’s discussion and analysis, are contained in the TELUS 2013 annual report. All Shareholders received a copy of the 2013 annual report this year by Notice and Access or by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

2	Election of directors

Leadership succession

After serving TELUS’ customers and valued investors for 58 years, TELUS Chair, Brian A. Canfield, will retire after our Meeting, which he will chair. At that time, in recognition of Brian’s outstanding career and continuing passion to contribute to TELUS and its communities, he will be honoured with the Chairman Emeritus distinction. Brian’s distinguished career with TELUS includes having served as Chair since 1999, upon completion of the merger of BC TEL and TELUS. Prior to that, he served for four years as Chair and Chief Executive Officer, three years as President and Chief Executive Officer and one year as President and Chief Operating Officer of BC TEL. Brian played an important leadership role in the evolution of TELUS from a regional telephone company into a national and global communications leader and he has helped the Company become recognized for its corporate governance excellence. Brian’s lifelong commitment to the economic and social well-being of Canada has been recognized with several honours including the Order of Canada and the Order of British Columbia.

Brian’s retirement creates an opportunity to implement leadership transitions consistent with the succession plan established by the Corporate Governance and Human Resources and Compensation Committees and approved by the Board. The succession plan is based on three primary tenets: 1) providing continuity of exceptional leadership, 2) providing consistency for our national growth strategy and our customers first focus, and 3) advancing succession opportunities for key executives at TELUS. Accordingly, coincident with Brian’s retirement, if re-elected as directors at our Meeting, Darren Entwistle will assume the role of Executive Chair and Dick Auchinleck will assume the role of independent Lead Director. As well, effective at our Meeting, Joe Natale will be promoted to President and Chief Executive Officer (CEO). The Board has also nominated Joe for election as director at our Meeting.

The promotion of Joe to President and CEO represents the conclusion of a comprehensive succession planning process under Darren’s leadership that was overseen by the Board. Since joining TELUS in 2003, Joe has progressed through key executive assignments, culminating in his current role as Chief Commercial Officer. Joe is well-positioned to drive the execution of the Company’s key strategic business initiatives including our top priority to consistently put customers first. For further details about the role of the President and CEO following the Meeting, see Appendix B.

The Board has developed new position descriptions for the roles of Executive Chair and Lead Director. As Executive Chair, Darren will have both Board and executive functions, while the independent Lead Director, Dick, will be responsible for ensuring that the Board can function independently of management as and when required. See Appendix B for further details.

We believe this succession plan represents a shareholder-friendly evolution of our leadership by providing continuity of Darren’s outstanding leadership track record; supporting Joe’s continued successful progression within the Company; and providing consistency in the execution of our strategy as we pursue our goal to deliver the best client experience in our industry on a global basis.

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BUSINESS OF THE MEETING

General

The Board has fixed the number of directors at 14, in accordance with the Articles. At the Meeting, we will ask you to vote for the election of the 14 nominees proposed by the Company as directors. All of the nominees, other than Ray Chan, Mary Jo Haddad and Joe Natale, were elected as directors at last year’s annual meeting. Ray joined the Board on July 31, 2013, while Mary Jo and Joe are new nominees who have not yet joined the Board. See page 9 for biographical information about all directors.

Each Shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (the management proxyholders), and they intend to vote FOR the election of all 14 nominees whose names and biographies are set forth on pages 9 to 16, except in relation to Shares held by a Shareholder who instructs otherwise.

Our majority voting policy applies to this election. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chair. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. We will announce the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the Meeting where the election was held. You can download a copy of our majority voting policy at telus.com/governance.

We believe that all 14 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is elected or appointed.

Advance notice

At last year’s annual and special meeting, Shareholders approved the adoption of an advance notice requirement for director nominations in our Articles. This requirement now applies to director nominations. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Monique Mercier, Executive Vice-President, Chief Legal Officer and Corporate Secretary, 8 – 555 Robson Street, Vancouver, B.C., V6B 3K9 and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the Meeting. See our Articles, available on sedar.com.

3	Appointment of auditors

Deloitte LLP (formerly Deloitte & Touche LLP) have been our external auditors since 2002. They were last re-appointed at our annual and special meeting on May 9, 2013.

Upon the recommendation of the Audit Committee and the Board, Shareholders will be asked at the Meeting to approve the appointment of Deloitte LLP (Deloitte) as auditors and authorize the directors to fix the remuneration of the auditors for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to Shares held by a Shareholder who instructs otherwise.

Summary of billings and services by the external auditors for 2012 and 2013

Fees billed for services provided by Deloitte for 2012 and 2013 are as follows:

	2012		2013
Type of work	($)%		($)%
Audit fees(1)	3,330,300	95.8	3,328,775	93.9
Audit-related fees(2)	140,000	4.0	158,165	4.5
Tax fees(3)	7,810	0.2	30,000	0.8
All other fees(4)	–	–	28,300	0.8
Total	3,478,110	100	3,545,240	100

(1)	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.
(2)	Includes fees for services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
(3)	Relates to tax compliance, tax advice and tax planning.
(4)	Includes fees for services rendered by Deloitte that are not in relation to the audit or review of our financial statements, such as spectrum specified procedures.

TELUS 2014 information circular	■ 7

4	Approval of executive compensation approach – say on pay

In 2010, the Board approved a policy on say on pay and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by Shareholders on executive compensation. The first such vote was conducted at the 2011 annual general meeting. The form of resolution we are asking Shareholders to vote on at the Meeting is below:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s information circular furnished in advance of the 2014 annual general meeting of Shareholders.

Since this is an advisory vote, the results will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with Shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 52 to 72.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise. In 2013, our approach to executive compensation received the support of 94.7 per cent of the votes cast by Shareholders.

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ABOUT OUR BOARD OF DIRECTORS

About our Board of Directors

Director biographies

This section provides information on each person nominated by management for election as director. As of February 4, 2013, all Non-Voting Shares were exchanged for Common Shares on a one-for-one basis. Accordingly, valuation for outstanding deferred share units (DSUs) in 2013 is based on the market price of Common Shares while the valuation for outstanding DSUs in 2012 is based on the price of the Non-Voting Shares. We determined the total market value of equity in 2013 by multiplying the number of shares or DSUs held by a director by $36.56, which was the closing price of TELUS’ Common Shares on December 31, 2013. For 2012, we have adjusted figures for the two-for-one stock split effective April 16, 2013. Accordingly, the adjusted number of Common Shares and DSUs was multiplied by the adjusted closing price on December 31, 2012 of the Common Shares ($32.55) and of the Non-Voting Shares ($32.34). DSUs are granted under the Directors Deferred Share Unit Plan (see page 88 for plan details).

R.H. (DICK) AUCHINLECK
Victoria, British Columbia, Canada Age: 62 Director since: 2003 Independent TELUS Committees: Corporate Governance Human Resources and Compensation Total compensation for 2013: $213,225

Dick Auchinleck is a corporate director. Following his re-election, Dick will become Lead Director of TELUS. He is also currently the Lead Director of ConocoPhillips, an oil and gas company. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia.

	Attendance record – 100% Board – 6 of 6 Corporate Governance – 4 of 4 Human Resources and Compensation – 4 of 4	Current directorships ConocoPhillips (Lead Director) (public) Enbridge Income Fund Holdings Inc. (public) Past directorships (2008 to 2013) EPCOR Centre for the Performing Arts (not-for-profit)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	18,370	N/A	113,017	$4,803,509	Yes (9.6x)
2012	6,370	12,000	103,050	$3,928,061	Yes (7.8x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			195,954,083	3,327,739	199,281,822
Percentage of votes			98.33%	1.67%	100%

TELUS 2014 information circular	■ 9

A. CHARLES BAILLIE
Toronto, Ontario, Canada Age: 74 Director since: 2003 Independent TELUS Committees: Human Resources and Compensation (Chair) Pension Total compensation for 2013: $220,988

Charlie Baillie is the Chair of Alberta Investment Management Corporation (AIMCo). He served as Chairman and Chief Executive Officer of The Toronto-Dominion Bank from 1997 until 2003. He holds an Honours B.A. in Political Science and Economics from the University of Toronto, an MBA from Harvard, an Honorary Doctorate of Laws from Queen’s University and an Honorary Diploma from the Royal Conservatory of Music. Charlie is an Officer of the Order of Canada, a Fellow of the Royal Conservatory, a Companion of the Canadian Business Hall of Fame, Chancellor Emeritus of Queen’s University, and a former Chair of the Canadian Council of Chief Executives.

Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 4 of 4 Pension – 4 of 4

Current directorships

AIMCo (Chair) (Crown corporation)

Canadian National Railway Company (public)

George Weston Limited (public)

Royal Conservatory of Music (not-for-profit)

Luminato (not-for-profit)

International Festival of Authors (not-for-profit)

Past directorships (2008 to 2013)

Art Gallery of Ontario’s Board of Trustees

(Chair, not-for-profit)

Dana Corporation (public)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	137,200	N/A	109,799	$9,030,283	Yes (18x)
2012	–	137,200	99,620	$7,658,759	Yes (15x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			194,508,072	4,773,596	199,281,668
Percentage of votes			97.60%	2.40%	100%

MICHELINE BOUCHARD
Montreal, Quebec, Canada Age: 66 Director since: 2004 Independent TELUS Committees: Human Resources and Compensation Pension Total compensation for 2013: $213,398

Micheline Bouchard is a professional engineer and corporate director. She previously served as President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006. Prior to that, Micheline was Global Corporate Vice-President of Motorola Inc. in the U.S. after serving as President and Chief Executive Officer of Motorola Canada Inc. She holds a Bachelor’s Degree in Applied Sciences (Engineering Physics) and a Master’s Degree in Applied Sciences (Electrical Engineering) from École Polytechnique, Montreal, Quebec, and numerous honorary doctorates. Micheline is a Member of the Order of Canada, a Member of the National Order of Quebec, and a certified member of the Institute of Corporate Directors.

Attendance record – 100% Board – 6 of 6 Human Resources and Compensation – 4 of 4 Pension – 4 of 4

Current directorships

Hatley Advisory Council (consulting)

Public Sector Pension Investment Board

(Crown corporation)

Honorary Committee of Telefilm Canada

(not-for-profit)

International Women’s Forum (not-for-profit)

Past directorships (2008 to 2013)

Citadel Group of Funds (investment fund)

Dominion Diamond Corporation (public)

Home Capital/Home Trust (public)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	10,393	N/A	66,213	$2,800,715	Yes (5.6x)
2012	3,426	6,564	60,768	$2,289,033	Yes (4.5x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			196,036,423	3,243,356	199,279,779
Percentage of votes			98.37%	1.63%	100%

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ABOUT OUR BOARD OF DIRECTORS

R. JOHN BUTLER, Q.C.
Edmonton, Alberta, Canada Age: 70 Director since(1): 1999 Independent TELUS Committees: Human Resources and Compensation Pension Total compensation for 2013: $210,282

John Butler is a lawyer and counsel to Bryan & Company, a law firm, with over 40 years of legal experience in commercial real estate and leasing, lending, property development and commercial arbitration and mediation. He is a past Chair of the Board of Governors of the Canadian Football League. John holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Attendance record – 100% Board – 6 of 6 Audit – 3 of 3(2) Human Resources and Compensation – 2 of 2(2) Pension – 2 of 2(2)

Current directorships

Liquor Stores N.A. Ltd. (public)

Past directorships (2008 to 2013)

Canadian Football League, Board of Governors (Chair)

Trans Global Insurance Company (private)

Trans Global Life Insurance Company (private)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	10,494	N/A	76,437	$3,178,197	Yes (6.4x)
2012	1,968	8,526	70,596	$2,622,864	Yes (5.2x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			195,861,549	3,416,421	199,277,970
Percentage of votes			98.29%	1.71%	100%

(1)	John was a director of one of the Company’s predecessors from 1995 to 1999.
(2)	John left the Audit Committee and joined the Pension and Human Resources and Compensation Committees on May 10, 2013.

RAYMOND T. CHAN
Calgary, Alberta, Canada Age: 58 Director since: 2013 Independent TELUS Committees: Audit Human Resources and Compensation Total compensation for 2013: $134,136

Ray Chan is Executive Chairman of Baytex Energy Corp. in Alberta. He has held senior executive positions in Canada’s oil and gas industry since 1982. He was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer until 2008, when he assumed his current role. Ray also serves as a director of TORC Oil & Gas Ltd. and has served on the boards of the TMX Group and the Alberta Children’s Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Accountant.

Attendance record – 100% Board – 3 of 3 Audit – 2 of 2(1) Human Resources and Compensation – 2 of 2(1)

Current directorships

Baytex Energy Corp. (Executive Chairman, public)

TORC Oil & Gas Ltd. (public)

Past directorships (2008 to 2013)

Alberta Children’s Hospital Foundation
(not-for-profit)

The TMX Group Inc. (public)

WestFire Energy Ltd. (public)

Results Energy Inc. (public)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	20,000	N/A	2,796	$833,422	Yes (1.7x)
2012	N/A	N/A	N/A	N/A	N/A
Voting results of 2013 annual and special meeting:
N/A

(1)	Ray joined the Board and its Audit and Human Resources Compensation Committees on July 31, 2013.

TELUS 2014 information circular	■ 11

STOCKWELL DAY
Vancouver, British Columbia, Canada Age: 63 Director since: 2011 Independent TELUS Committees: Human Resources and Compensation Pension Total compensation for 2013: $215,999

Stockwell Day is a strategic advisor and consultant. He has served at the provincial and federal levels of government for over 25 years. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles including Minister of Labour, Minister of Social Services, and Provincial Treasurer, Minister of Finance. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and President of the Treasury Board. Stockwell did not seek re-election in the 2011 general election. Stockwell is a well-known conference and event speaker. He is also senior strategic advisor of McMillan LLP, advisor of RCI Capital Group Inc., and advisor of Eminata Group. Stockwell attended the University of Victoria and has an Honorary Doctorate from the University of St. Petersburg, Russia, an Honorary Doctorate from Trinity Western University and is a Distinguished Fellow of Asia Pacific Foundation of Canada.

Attendance record – 100% Board – 6 of 6 Audit – 3 of 3(1) Human Resources and Compensation – 2 of 2(1) Pension – 2 of 2(1)

Current directorships

Baylin Technologies Inc. (public)

Canada-China Business Council (not-for-profit)

Canada-India Business Council (not-for-profit)

Centre for Israel and Jewish Affairs (not-for-profit)

WesternOne Inc. (public)

Prion Foundation for Brain Research (not-for-profit)

Past directorships (2008 to 2013)

Sunlogics Plc (private)

Concordia University College, Alberta
    (Board of Governors)

HOMEQ Corporation (private)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	2,474	N/A	11,734	$519,444	Yes (1x)
2012	1774	26	5,702	$282,987	No (he had until July 1, 2016 to reach the target)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			198,366,934	914,229	199,281,163
Percentage			99.54%	0.46%	100%

(1)	Stockwell left the Audit Committee and joined the Pension and Human Resources and Compensation Committees on May 10, 2013.

DARREN ENTWISTLE
Vancouver, British Columbia, Canada Age: 51 Director since: 2000 Not independent TELUS Committees: Not eligible No compensation received for services as director.

Darren Entwistle has been President and Chief Executive Officer of TELUS Corporation since July 10, 2000. He will become Executive Chair of the Board of Directors upon Brian Canfield’s retirement as Chair. See page 6 for further details. Previously, Darren, a 30-year veteran of the communications industry, spent seven years on the senior leadership team at Cable & Wireless in the United Kingdom, culminating with his appointment as President for the United Kingdom and Ireland operations in 1999. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University and Concordia University, and an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology.

Attendance record – 100% Board – 6 of 6 Darren is not a member of any Board Committee, but regularly attends Committee meetings.

Current directorships

George Weston Limited (public)

Canadian Council of Chief Executives

    (not-for-profit)

Canadian Board Diversity Council (not-for-profit)

Past directorships (2008 to 2013)

The Toronto-Dominion Bank (public)

Please see pages 72, 73 and 75 for details on securities held and compensation received for 2013 as President and Chief Executive Officer.

Voting results of 2013 annual and special meeting:
	Votes for	Votes withheld	Total votes cast
Number of votes	197,553,183	1,727,588	199,280,771
Percentage of votes	99.13%	0.87%	100%

12 ■	TELUS 2014 information circular

▼

ABOUT OUR BOARD OF DIRECTORS

RUSTON (RUSTY) E.T. GOEPEL
Vancouver, British Columbia, Canada Age: 71 Director since: 2004 Independent TELUS Committees: Audit Corporate Governance (Chair) Total compensation for 2013: $215,882

Rusty Goepel is Senior Vice-President of Raymond James Financial Ltd., an investment firm, and brings with him many years of valuable experience in financial markets. He holds a Bachelor of Commerce from the University of British Columbia and is a recipient of the Queen’s Golden Jubilee Medal for Business Leadership and Community Services and the Diamond Jubilee Medal for his contributions to the Canadian investment industry.

Attendance record – 100% Board – 6 of 6 Audit – 2 of 2(1) Pension – 2 of 2(1) Corporate Governance – 4 of 4

Current directorships

Amerigo Resources Ltd. (public)

Baytex Energy Corp (public)

Yellow Point Equity Partners, LP

    (Chair, private equity)

Business Council of BC (Governor, not-for-profit)

Past directorships (2008 to 2013)

Vancouver 2010 Olympic Organizing Committee     (Chair, not-for-profit)

Auto Canada Inc.

    (formerly Auto Canada Income Fund) (public)

Lift Philanthropy Partners (not-for-profit)

Spur Ventures Inc. (public)

The Vancouver Airport Authority (not-for-profit)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	33,000	N/A	66,008	$3,619,732	Yes (7.2x)
2012	–	33,000	60,572	$3,026,118	Yes (6.0x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			196,485,047	2,788,615	199,273,662
Percentage of votes			98.60%	1.40%	100%

(1)	Rusty left the Pension Committee and joined the Audit Committee on May 10, 2013.

MARY JO HADDAD
Toronto, Ontario, Canada Age: 58 New nominee Independent Total compensation for 2013: N/A

Mary Jo Haddad is recognized for her innovative leadership and commitment to children’s health through a distinguished career in healthcare in Canada and the U.S. Mary Jo recently retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo is an Honours graduate of the Faculty of Nursing at the University of Windsor, holds a Master’s Degree in Health Science from the University of Toronto and an Honorary Doctorate of Laws Degree from the University of Windsor.

Attendance record N/A

Current directorships

N/A

Past directorships (2008 to 2013)

The Hospital for Sick Children (not-for-profit)

The Hospital for Sick Children Foundation
    (not-for-profit)

MaRS Innovation (Chair, not-for-profit)

eCHN (Chair, not-for-profit)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	N/A	N/A	N/A	N/A	N/A
2012	N/A	N/A	N/A	N/A	N/A
Voting results of 2013 annual and special meeting:
N/A

TELUS 2014 information circular	■ 13

JOHN S. LACEY
Thornhill, Ontario, Canada Age: 70 Director since: 2000 Independent TELUS Committees: Audit Corporate Governance Total compensation for 2013: $209,204

John Lacey is the Chairman of the Advisory Board of Brookfield Private Equity Fund. John was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. John is a seasoned executive with a record of bringing about operational improvements and profitable change in the organizations he has led. John has completed the Program for Management Development at Harvard Business School.

Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Corporate Governance – 2 of 2(1)

Current directorships

Ainsworth Lumber Co. Ltd. (public)

Advisory Board of Brookfield Private Equity Fund     (Chairman, private equity)

Loblaw Companies Limited (public)

Doncaster Consolidated Ltd. (Chairman, private)

George Weston Limited (public)

Past directorships (2008 to 2013)

Canadian Imperial Bank of Commerce (public)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	34,853	N/A	88,082	$4,494,504	Yes (9.0x)
2012	26,896	7,090	81,792	$3,749,778	Yes (7.5x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			196,686,122	2,595,788	199,281,910
Percentage of votes			98.70%	1.30%	100%

(1)	John joined the Corporate Governance Committee on May 10, 2013.

WILLIAM (BILL) A. MACKINNON
Toronto, Ontario, Canada Age: 67 Director since: 2009 Independent Audit Committee Financial Expert TELUS Committees: Audit (Chair) Corporate Governance Total compensation for 2013: $221,478

Bill MacKinnon is a corporate director. He served as Chief Executive Officer of KPMG Canada for over nine years before retiring in December 2008 and served in numerous roles at KPMG for over 37 years, including client relationship partner for several major Toronto Stock Exchange listed issuers. Bill obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and obtained his FCA designation from the Institute of Chartered Professional Accountants of Ontario in 1994.

Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Corporate Governance – 2 of 2(1)

Current directorships

Osisko Mining Corporation (public)

Novadaq Technologies Inc. (public)

Pioneer Petroleum Limited (private)

Public Sector Pension Investment Board
    (Crown corporation)

Roy Thomson Hall (not-for-profit)

Toronto East General Hospital Foundation
    (not-for-profit)

Toronto Community Foundation (not-for-profit)

St. Stephen Community House (not-for-profit)

Past directorships (2008 to 2013)

Toronto East General Hospital (Chair, not-for-profit)

Toronto Board of Trade (Chair, not-for-profit)

Canadian Institute of Chartered Accountants

    (Chair, not-for-profit)

C.D. Howe Institute (not-for-profit)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	20,000	N/A	34,418	$1,989,522	Yes (4.0x)
2012	20,000	–	28,640	$1,577,218	Yes (3x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			197,810,525	1,472,171	199,282,696
Percentage of votes			99.26%	0.74%	100%

(1)	Bill joined the Corporate Governance Committee on May 10, 2013.

14 ■	TELUS 2014 information circular

▼

ABOUT OUR BOARD OF DIRECTORS

JOHN MANLEY
Ottawa, Ontario, Canada Age: 64 Director since: 2012 Independent TELUS Committees: Audit Corporate Governance Total compensation for 2013: $205,339

John Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives, a position he has held since 2010. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada, and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds numerous honorary doctorates.

Attendance record – 100% Board – 6 of 6 Audit – 5 of 5 Corporate Governance – 2 of 2(1)

Current directorships

CIBC (public)

CAE Inc. (public)

CARE Canada (not-for-profit)

MaRS Discovery District (not-for-profit)

National Arts Centre Foundation (not-for-profit)

Past directorships (2008 to 2013)

Canadian Pacific Railway Limited (public)

Conference Board of Canada (not-for-profit)

Institute for Research and Public Policy

    (not-for-profit)

Nortel Networks Corporation (public)

Nortel Networks Limited (public)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value of securities	Meets share ownership target
2013	1,300	N/A	9,066	$378,981	No (he has until July 1, 2017 to reach the target)
2012	1,300	–	3,190	$145,480	No (he has until July 1, 2017 to reach the target)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			181,280,918	18,000,623	199,281,541
Percentage of votes			90.97%	9.03%	100%

(1)	John joined the Corporate Governance Committee on May 10, 2013.

JOE NATALE
Toronto, Ontario, Canada Age: 50 New nominee Not independent TELUS Committees: Will not be eligible

Joe Natale is Executive Vice-President and Chief Commercial Officer of TELUS. He leads a team of 25,000 team members responsible for our consumer, business and wholesale markets across wireless, wireline, entertainment and information technology solutions. He joined TELUS in 2003 as Executive Vice-President (EVP) and President, Enterprise Solutions. Subsequently, he was promoted to EVP and President of Business Solutions and in 2009 to EVP and President of Consumer Solutions. He will be promoted to President and Chief Executive Officer following the Meeting. Prior to joining TELUS, Joe held successive senior leadership roles within KPMG Consulting, including Managing Partner for Canada and one of the Global Industry Leaders. Joe has a Bachelor of Applied Science (Electrical Engineering) from the University of Waterloo.

Attendance record N/A

Current directorships

Celestica Inc. (public)

United Way Toronto (not-for-profit)

Soulpepper Theatre (not-for-profit)

Past directorships (2008 to 2013)

Livingston International (formerly public)

Royal Conservatory of Music (not-for-profit)

Please see pages 68, 72, 74 and 75 for details on securities held and compensation received for 2013 as Chief Commercial Officer.

Voting results of 2013 annual and special meeting:
N/A

TELUS 2014 information circular	■ 15

DONALD WOODLEY
Mono Township, Ontario, Canada Age: 68 Director since(1): 1999 Independent TELUS Committees: Human Resources and Compensation Pension (Chair) Total compensation for 2013: $215,450

Don Woodley is a corporate director with over 25 years of experience in sales, marketing and management in the information technology industry. Prior to his 1999 retirement, he held senior executive positions at Compaq Canada Inc. and Oracle Canada and was the Chair of the Information Technology Association of Canada (ITAC). He holds a Bachelor of Commerce from the University of Saskatchewan and an MBA from the Richard Ivey School of Business at Western University.

Attendance record – 100% Board – 6 of 6 Corporate Governance – 2 of 2(2) Human Resources and Compensation – 2 of 2(2) Pension – 4 of 4

Current directorships

Canada Post Corporation (Crown corporation)

Past directorships (2008 to 2013)

Steam Whistle Brewing Inc. (private)

Gennum Corporation (public)

SickKids Hospital Foundation (not-for-profit)

Securities held and total market value as at December 31, 2012 and 2013:
Year	Common Shares	Non-Voting Shares	DSUs	Total market value securities	Meets share ownership target
2013	19,084	N/A	76,437	$3,492,248	Yes (7.0x)
2012	12,356	6,728	70,596	$2,902,846	Yes (5.9x)
Voting results of 2013 annual and special meeting:
			Votes for	Votes withheld	Total votes cast
Number of votes			198,199,378	1,084,657	199,284,035
Percentage of votes			99.46%	0.54%	100%

(1)	Don was a director of one of the Company’s predecessors from 1998 to 1999.
(2)	Don left the Corporate Governance Committee and joined the Human Resources and Compensation Committee on May 10, 2013.

16 ■	TELUS 2014 information circular

▼

ABOUT OUR BOARD OF DIRECTORS

Information about our retired directors

Pierre Ducros retired from the Board in 2013 and did not stand for re-election at the 2013 annual and special meeting. Pierre was a member of our Corporate Governance Committee and Human Resources and Compensation Committee. On his retirement in May 2013, his attendance record for the year was 100 per cent.

As noted on page 6, Brian Canfield will not stand for re-election at the Meeting and will become TELUS’ Chairman Emeritus. In 2013, he attended six out of six Board meetings.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, within the 10 years ended March 12, 2014, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

■

In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. as a nominee of Tricap Management Limited. Stelco Inc. filed for bankruptcy protection under the Companies’ Creditors Arrangement Act (CCAA) in January 2004. John’s appointment as a director was part of a court-supervised restructuring, from which Stelco Inc. emerged on March 31, 2006 and pursuant to which Tricap Management Limited had the right to appoint four of Stelco Inc.’s nine directors. In October 2007, United States Steel Corporation acquired Stelco Inc. and John resigned from the Stelco Inc. board.

■

Charlie Baillie was a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code. The company emerged from bankruptcy on February 1, 2008 and Charlie resigned from the Dana Corporation board.

■	John Manley was a director of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other

Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. John resigned as a director of the Nortel Companies on August 10, 2009.

Except as noted, within the 10 years ended March 12, 2014, TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer which was subject to an order that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

■

John Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) prohibited all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004. The order was issued due to the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their financial statements in compliance with Ontario securities laws. The Autorité des marchés financiers (AMF) and the Alberta Securities Commission (ASC) issued similar orders. The order was revoked by the OSC on June 21, 2005 and the AMF and ASC orders were revoked shortly thereafter. John was not subject to the AMF or ASC orders. On March 10, 2006, the Nortel Companies announced the need to restate certain of their previously reported financial results and a resulting delay in the filing of certain 2005 financial statements by the required dates under Ontario securities laws. The OSC issued a further management cease trade order on April 10, 2006 prohibiting all directors, officers and certain current and former employees, including John, from trading in securities of the Nortel Companies until the filings were complete. The British Columbia Securities Commission (BCSC) and the AMF issued similar orders. The OSC lifted its cease trade order June 8, 2006 and the BCSC and AMF orders were revoked shortly thereafter. John was not subject to the BCSC or AMF orders.

TELUS 2014 information circular	■ 17

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board. In determining the appropriate level and mix in directors’ compensation, the Committee is guided by the following compensation principles:

■	We target cash compensation for directors at the 50th percentile and total compensation at the 65th percentile of the selected comparator group
■	Equity is an important element of compensation to emphasize alignment with the interests of Shareholders
■	Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant
■	The level of compensation must be sufficient to attract and retain highly qualified directors with a sufficient range of skills, expertise and experience
■	Compensation should be reviewed each year to ensure that it remains appropriate and aligned with the market.

Benchmarking

In conducting the annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect the market data. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2013 compensation. See page 43 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2013 director compensation is listed in the table below and it is the same as the one used in 2012 except for one change: the Committee replaced BlackBerry (formerly known as Research in Motion or RIM) with Thomson-Reuters Corp. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market cap. The 2013 comparator group is also identical to the comparator group used to benchmark 2013 executive compensation, except that the comparator group for directors also includes two financial institutions as TELUS regularly competes with them to attract candidates for the TELUS Board.

Comparator group for benchmarking 2013 compensation
Agrium Inc. (fertilizers and agricultural chemicals)	Rogers Communications Inc. (cable and wireless and media)
BCE Inc. (telecommunications services)	Shaw Communications Inc. (cable and satellite)
CIBC (diversified banking)	Shoppers Drug Mart Corporation (drug retail)
Canadian National Railway Company (railroads)	Suncor Energy Inc. (integrated oil and gas)
Canadian Tire Corporation (general merchandise)	Talisman Energy Inc. (oil and gas exploration and production)
Enbridge Inc. (oil and gas storage and transportation)	Teck Resources Ltd. (diversified metals and mining)
Encana Corporation (oil and gas exploration and production)	Thomson-Reuters Corp. (publishing)
Finning International Inc. (trading companies and distributors)	Toronto-Dominion Bank (diversified banking)
Loblaw Companies Limited (food retail)	TransAlta Corporation (independent power producers and energy traders)
Maple Leaf Foods Inc. (packaged foods and meats)	TransCanada Corp (oil and gas storage and transportation)
Quebecor Inc. (cable and wireless and media)

18 ■	TELUS 2014 information circular

▼

ABOUT OUR BOARD OF DIRECTORS

Components of compensation

Effective April 1, 2013, the Corporate Governance Committee recommended, and the Board approved, changes to the compensation program for our non-management directors. The changes, made in consultation with Meridian, were adopted to bring directors’ compensation closer to the 65th percentile, which is our targeted market position and is down from the 75th percentile in 2012. The changes also reflect market trends in the compensation of audit, compensation and corporate governance committee chairs. Each non-management director is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive an extra meeting fee for return travel in excess of six hours to attend Board meetings:

Board service	Retainer and meeting fees prior to April 1, 2013 ($)	Retainer and meeting fees as of April 1, 2013 ($)
Annual directors’ retainer	60,000	62,500
Meeting fee	1,500	1,500
Annual equity grant	100,000 in DSUs	110,000 in DSUs
Committee service: Audit
Chair’s retainer	20,000(1)	22,500(1)
Member retainer	10,000	5,000
Meeting fee	3,000	1,500
Committee service: Human Resources and Compensation
Chair’s retainer	15,000(1)	17,500(1)
Member retainer	5,000	5,000
Meeting fee	1,500	1,500
Committee service: Corporate Governance
Chair’s retainer	10,000(1)	12,000(1)
Member retainer	5,000	5,000
Meeting fee	1,500	1,500
Committee service: Pension
Chair’s retainer	10,000(1)	10,000(1)
Member retainer	5,000	5,000
Meeting fee	1,500	1,500
Board Chair
Annual retainer	225,000	225,000
Meeting fee	The Chair is not entitled to meeting fees	The Chair is not entitled to meeting fees
Annual equity grant	235,000 in DSUs	235,000 in DSUs

(1)	Includes fee received as a committee member.

TELUS 2014 information circular	■ 19

2013 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2013 is as follows:

	Fees earned ($)		Share–based awards (DSUs) ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Directors(1)	Annual retainer	Meeting fees(2)
Dick Auchinleck	71,875	24,000	110,000	–	7,350	213,225
Charlie Baillie	83,750	24,000	110,000	–	3,238	220,988
Micheline Bouchard	71,875	24,000	110,000	–	7,523	213,398
John Butler	74,353	21,000	110,000	–	4,929	210,282
Brian Canfield(4)	225,000	–	235,000	495,925(5)	4,943	960,868
Ray Chan(6)	36,250	12,000	84,986	–	900	134,136
Stockwell Day	74,353	21,000	110,000	–	10,646	215,999
Pierre Ducros(7)	26,069	12,000	–	–	3,237	40,306
Rusty Goepel	78,375	24,000	110,000	–	3,447	215,882
John Lacey	74,875	21,000	110,000	–	3,329	209,204
Bill MacKinnon	86,978	24,000	110,000	–	500	221,478
John Manley	74,353	19,500	110,000	–	1,486	205,339
Don Woodley	76,875	24,000	110,000	–	4,575	215,450

(1)	Darren does not receive compensation for his services as a director. Disclosure for Darren is on page 73.
(2)	Includes extra fees received for travel.
(3)	Includes charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education.
(4)	As Board Chair, Brian does not receive meeting fees.
(5)	Brian receives a pension for his service as a retired employee of a TELUS predecessor.
(6)	Ray joined the Board on July 31, 2013.
(7)	Pierre retired from the Board on May 9, 2013 and therefore did not receive any DSUs.

Directors may elect to receive their annual retainers and meeting fees in any combination of cash, DSUs and Shares, subject to a requirement that 50 per cent of their annual Board retainer must be paid in DSUs or directed to the purchase of Shares until they meet the minimum share ownership target noted below.

Director equity ownership target and ownership

In 2013, the Board approved an increase to the equity ownership targets that directors are required to meet. All non-management directors are now required to reach an equity ownership target equal to eight times the annual retainer paid to such director for service on the Board, in each instance within five years of his or her appointment date. For the Board Chair, this equals $1,800,000 (up from $1,125,000) in TELUS equity; for all other non-management directors this equals $500,000

(up from $300,000) in equity. DSUs are included in calculating whether a director has met the equity ownership target. The Board also approved equity ownership targets for the Executive Chair equal to 12 times his base salary.

All of the proposed non-management directors have far exceeded the ownership target, other than John Manley, who joined the Board on July 1, 2012 and has until July 1, 2017 to meet the target, and Mary Jo Haddad, who is proposed for election at the Meeting and will have until May 8, 2019 to meet the target. The actual number of Shares and DSUs owned or controlled by each non-management director as at December 31, 2012 and December 31, 2013, as well as their total market value, can be found in Director biographies on pages 9 to 16. Information for Darren Entwistle and Joe Natale is on page 72.

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ABOUT OUR BOARD OF DIRECTORS

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2013 for each current non-management director. TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2013. Information regarding option-based and share-based awards for Darren Entwistle and Joe Natale is on page 72.

Name	Share-based awards(1)
	Number of Shares or DSUs that have vested(2)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)	Value granted in-year ($)(3)
Dick Auchinleck	113,017	4,131,902	364,451
Charlie Baillie	109,799	4,014,251	372,098
Micheline Bouchard	66,213	2,420,747	199,035
John Butler	76,437	2,794,537	213,515
Brian Canfield	141,051	5,156,825	424,610
Ray Chan	2,796	102,222	102,222
Stockwell Day	11,734	428,995	220,537
Rusty Goepel	66,008	2,413,252	198,746
John Lacey	88,082	3,220,278	230,007
Bill MacKinnon	34,418	1,258,322	211,253
John Manley	9,066	331,453	214,842
Don Woodley	76,437	2,794,537	213,515

(1)	DSUs for Shares as at December 31, 2013.
(2)	DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 88. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.
(3)	Based on closing price of Shares ($36.56) on December 31, 2013. Includes additional DSUs equivalent in value to the dividends paid on Shares, which were credited in-year.

TELUS 2014 information circular	■ 21

Corporate governance in 2013

At TELUS, we have a strong commitment to effective and sound practices in corporate governance. In 2013, we implemented several new initiatives to enhance our efforts in this important area. These are highlighted below.

Board diversity

We believe that increasing the diversity of our Board to reflect the communities and customers we serve is essential to our success. In 2013, the Corporate Governance Committee recommended, and the Board approved, a board diversity policy. It provides that the Corporate Governance Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Committee will take into account diversity considerations such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Committee will also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. Pursuant to the policy, the Board adopted a target of having diverse members represent between 30 and 40 per cent of its independent members, with a minimum representation of 25 per cent women, by May 2017. The Board also agreed to have TELUS sign the Catalyst Accord and thereby pledge to increase the overall representation of women on the TELUS Board to a minimum of 25 per cent by 2017.

Director term limits

The Corporate Governance Committee considered initiatives aimed at further enhancing succession planning at the Board level this year. As a result, the Board formally adopted a term limit policy for directors who join the Board after January 1, 2013, requiring them to tender their resignation to the Corporate Governance Committee after 15 years of service on the Board. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the Corporate Governance Committee deems appropriate if it is in the best interests of TELUS to do so.

Share ownership by directors and executives

After reviewing market trends and benchmarking data, both the Corporate Governance Committee and the Human Resources and Compensation Committee recommended an increase to the share ownership guidelines for both directors and executives, which the Board approved. Directors are now required to reach an equity ownership target equal to eight times the annual cash retainer paid to such director for service on the Board, in each instance within five years of his or her appointment date. Executives are now required to hold three times their base salary in Shares, while the CEO is required to hold seven times his base salary in Shares and the Executive Chair 12 times his base salary in Shares.

One share, one vote

As we reported to you last year, the replacement of our dual share class structure with a single class of issued and outstanding voting securities became effective February 4, 2013 pursuant to a plan of arrangement under the provision of Division 5 of Part 9 of the British Columbia Business Corporations Act (the Arrangement). The Arrangement represented an important step in our governance regime. A single class of voting securities aligns our capital structure with what is generally viewed as best practice, where one share equals one vote. It also aligns voting rights with economic interest and offers shareholders meaningful economic opportunity through increased trading liquidity and a Common Share listing on the New York Stock Exchange (NYSE).

Consistent with TELUS’ move to a single class share structure, at the 2013 annual and special meeting, Shareholders approved alterations to the Notice of Articles and the Articles of TELUS to eliminate the class of Non-Voting Shares and increase the maximum number of Common Shares that the Company is authorized to issue from one billion to two billion, to keep the aggregate number of equity shares authorized for issuance the same, and changes to the Company’s Articles to, among other things, reflect the elimination of the Non-Voting Shares.

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CORPORATE GOVERNANCE

Statement of TELUS’ corporate governance practices

We are committed to effective and sound practices in corporate governance and regularly assess emerging best practices. We are also committed to transparent and comprehensive disclosure of our corporate governance practices and to providing voluntary disclosure that goes beyond what is required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, TELUS has voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the new NYSE requirements regarding the independence of compensation committee members, except as follows:

■

With respect to Shareholders’ approval of equity-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require Shareholders’ approval of equity-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require Shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

■	TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Our efforts to provide transparent disclosure and reporting continue to be externally recognized. In 2013, the Canadian Coalition for Good Governance awarded TELUS its Governance Gavel award for Best Disclosure of Approach to Executive Compensation, while the Canadian Society of Corporate Secretaries recognized TELUS with its inaugural Excellence in Governance award in the category of best sustainability, ethics and environmental governance program. TELUS also won the Overall Award of Excellence for Corporate Reporting for the fourth straight year at the Corporate Reporting Awards presented annually by the Chartered Professional Accountants of Canada (formerly the Canadian Institute of Chartered Accountants).

Disclosure of TELUS’ practices against the Governance Disclosure Rule

(NI 58-101 – Disclosure of Corporate Governance Practices)

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.

The Board has adopted the TELUS Board Policy Manual to assist Board members in fulfilling their obligations, both individually and collectively, and to set out the expectations on the Board, Board committees, individual directors, the Chair (including the Executive Chair), the Lead Director, the committee chairs and the CEO. The terms of reference for the Board of Directors, the Executive Chair, the Lead Director and the CEO are contained in the manual and are attached as Appendix A and B to this information circular. A copy of the TELUS Board Policy Manual in its entirety is available at telus.com/governance.

One of the Board’s key mandates is to oversee the Company’s objectives and goals. The Board annually reviews and approves the Company’s corporate priorities and the strategic plan to achieve those priorities. Critical to this process is the Board’s annual Strategic Advance meeting, held over three days at the beginning of August, at which the Board and management hold comprehensive discussions on the strategic plan as well as our progress against operational and financial targets and the Company’s key corporate priorities. The meeting also provides an opportunity for the Board to meet and socialize informally with members of the senior leadership team below the executive level, an important part of executive succession planning.

Another key mandate of the Board is to oversee the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. To meet its obligations in this regard, the Board annually reviews and assesses the quality and adequacy of risk-related information provided to the Board by management and annually reviews the

TELUS 2014 information circular	■ 23

allocation of risk oversight among the Board and each of its committees, to ensure that the risk oversight function is coordinated. The Board, through its committees, also receives quarterly updates on business risks and key risk mitigation activities. Finally, the directors participate in the identification of the Company’s enterprise key risks. Through an internal risk and control assessment survey, each director identifies our key enterprise risks and provides his or her perception of TELUS’ risk tolerance in key risk areas. Management incorporates the Board’s input into its annual enterprise risk and control assessment, which we use to identify and prioritize key enterprise risks and develop risk mitigation plans annually.

To further delineate the responsibilities of the Board, the Board has adopted a delegation policy under which the Board delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments or divestitures.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure full review of certain matters. The committees of the Board are: Audit, Corporate Governance, Pension and Human Resources and Compensation.

The creation of a standing board committee to oversee pension matters was the innovation of BC TELECOM, a TELUS predecessor. TELUS has multiple pension plans that are complex, with a significant amount of pension assets under administration. They impact the financial well-being of TELUS employees and TELUS financial results (assets, liabilities, returns and funding), and are affected by changing capital market conditions. Accordingly, the Board has long believed that a separate board committee whose focus is exclusively dedicated to ensuring the integrity and sound management, investment performance and pension governance of TELUS pension assets is an important element of its overall commitment to excellence in governance and risk management practices. The Pension Committee’s specific duties include oversight of the actuarial soundness, investment policy and performance of the pension plans within its mandate, compliance with government legislation and fiduciary responsibilities, and pension governance.

Each committee has terms of reference setting out their mandates, duties and scope of authority and reports to the Board on their activities on a regular basis. In addition, each committee uses an annual work plan to guide its deliberations during the course of the year. Finally, all committees have the authority to retain external advisors at TELUS’ expense in connection with their responsibilities. The Human Resources and Compensation Committee retained Meridian Compensation Partners, LLC (Meridian) in 2010 as its independent external executive compensation consultant. A description of their work for the Compensation Committee is on page 43. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 18).

We believe our directors should have exposure to different committees to ensure they develop a broad Company perspective. Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while John Lacey has served on three of the four committees, with his longest tenure being on the Human Resources and Compensation Committee (10 years). In 2013, the Corporate Governance Committee approved changes to the membership of all Board committees. The following table provides an overview of our current Board committees. Management directors do not serve on any committee.

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CORPORATE GOVERNANCE

	Audit Committee	Human Resources and Compensation Committee	Corporate Governance Committee	Pension Committee	Year First Appointed to Board	Independent
Dick Auchinleck		X	X		2003	Yes
Charlie Baillie		X (Chair)		X	2003	Yes
Micheline Bouchard		X		X	2004	Yes
John Butler(1)		X		X	1999	Yes
Brian Canfield(2)					1999	Yes
Ray Chan	X	X			2013	Yes
Stockwell Day		X		X	2011	Yes
Rusty Goepel	X		X (Chair)		2004	Yes
John Lacey	X		X		2000	Yes
Bill MacKinnon	X (Chair)		X		2009	Yes
John Manley	X		X		2012	Yes
Don Woodley(3)		X		X (Chair)	1999	Yes

(1)	John served as a director of one of TELUS’ predecessor companies from 1995 to 1999.
(2)	Brian is the Board Chair and is not currently a member of any Board committee. He served as a director of one of TELUS’ predecessor companies from 1989 to 1999.
(3)	Don served as a director of one of TELUS’ predecessor companies from 1998 to 1999.

For more information about our standing committees, see Committee reports starting on page 35.

Independence

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test pronounced by the NYSE including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all members of the Audit, Corporate Governance and Human Resources and Compensation Committees must be independent, while a majority of the members of the Pension Committee must be independent. Members of both the Audit and the Human Resources and Compensation Committee must also satisfy the more stringent independence tests set out for them under the applicable Canadian and U.S governance rules and the NYSE governance rules.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in several provinces, the Company provides service to its directors and their families,

and to many organizations with whom the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between the director and the Company. Rather, the Board examines a variety of factors, including the magnitude of the service provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party, and how easily a service may be replaced, in determining if any such relationship creates a material relationship. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle and Joe Natale, there is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a material relationship with the Company. The Board has determined that Brian Canfield, the current Board Chair, is an independent director under the applicable Canadian and U.S governance rules and the NYSE governance rules.

Brian was CEO of BC TELECOM Inc., predecessor to TELUS, from October 1990 to July 1997. He also served as President and CEO of the Company for a brief period from September 1999 to July 10, 2000 while the Company searched for a new CEO. Brian has long passed the three-year cooling-off period required by the above rules for establishing his independence from management.

TELUS 2014 information circular	■ 25

The TELUS Board Policy Manual provides that the Chair must be independent, but that if it is not desirable in the circumstances, the Board must appoint an independent Lead Director. Following Brian’s retirement as Board Chair and Darren’s re-election at the Meeting, the Board has approved Darren’s appointment as Executive Chair. Darren is not independent and, accordingly, the Board has approved that Dick be appointed Lead Director following his re-election at the Meeting. Applying the above tests and process, the Board is satisfied that Dick is independent. For the background on the

Board’s decision to appoint Darren as Executive Chair following the Meeting, refer to page 6.

As a regular feature at each Board and standing Committee meeting, there is an in-camera session without the CEO or any other member of management present. The Chair of the Board, or the Committee as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions of the independent directors and total meetings that have been held by our Board and each committee in 2013:

Board/Committee	Regularly scheduled meetings	In-camera sessions	Total number of meetings
Board	6	6	6
Audit Committee	5	5	5
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

Following the leadership succession outlined on page 6, the Lead Director will chair the in-camera session at each Board meeting.

Position descriptions

The Board has developed a description of the role and responsibilities of the Board Chair, and brief position descriptions for the chair of each Board committee, all of which are described in the TELUS Board Policy Manual available at telus.com/governance. Currently, the Chair’s duties include: leading the Board in its management and supervision of the business and affairs of the Company, leading the Board in its oversight of management and promoting effective relations with Shareholders.

The Board has also developed position descriptions of the roles and responsibilities of the Executive Chair, Lead Director and the President and CEO, to delineate clearly the Board’s expectations of each, all of which will become effective upon the implementation of the leadership succession plan. Please see Appendix B for these position descriptions.

The Lead Director’s primary responsibility will be to facilitate the exercise by the Board of independent judgment in carrying out its responsibilities. His duties will include providing leadership to the Board to ensure it can function independently of management and other non-independent directors as and when required; ensuring the Board understands the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; and leading the evaluation of the Board, its committees and its members, with input from the Executive Chair.

The Executive Chair will have both Board and executive functions. He will facilitate the effective operation and management of the Board together with the Lead Director; set agendas for Board meetings; and promote the Board’s interaction with key management and the engagement with, and feedback from, Shareholders. The Executive Chair will also oversee the Company’s operations, led by the President and CEO, including strategic and financial plans, and provide guidance and support in the execution of such plans; pursue, together with the President and CEO, the continued development and progression of the Company’s strategy; and support the President and CEO in the execution of significant corporate development activities.

The CEO’s duties will include leading the execution of the Company’s strategy, together with the Executive Chair; developing annual business plans and budgets that support the Company’s long-term business plan and strategies; and fostering a customers first culture that promotes ethical practices and encourages individual integrity, consistent with TELUS’ values. In addition, the CEO will report to the Executive Chair and will be responsible for executing on the Company’s corporate priorities, approved annually by the Board.

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CORPORATE GOVERNANCE

Expectations of our Board – Attendance, caps on outside service, interlocks and term limits

Our Board expects its members to devote the time, energy and effort that will be necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry; participate in educational and development programs; and, become effective ambassadors of the Company.

In accordance with the TELUS Board Policy Manual, the Board expects each director to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (except if due to exceptional circumstances). Our directors had a 100 per cent attendance record in 2013. A breakdown of each director’s attendance record is in his or her biography.

Directors who are employed as CEOs, or in other senior executive positions on a full-time basis with a public company, should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (1) have full-time employment with non-public companies, (2) have full-time employment with public companies but not as CEO or in a senior executive position, or (3) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. The table below shows which TELUS directors served together on other public company boards as at March 12, 2014. The interlocks on the George Weston Limited board existed as at March 22, 2012 when the Board adopted the interlock policy and were grandfathered as the Board determined that they did not affect the ability of those directors to contribute effectively to the TELUS Board and exercise independent judgment.

Company	TELUS director	Committees
George Weston Limited	Charlie Baillie	Audit Committee (Chair) Governance, Human Resources, Nominating and Compensation Committee
	John Lacey	Nil
	Darren Entwistle	Audit Committee
Baytex Energy Corp.	Ray Chan	Nil
	Rusty Goepel	Nominating and Governance

Size and composition of the Board and nomination of directors

The Corporate Governance Committee is responsible for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two objectives: to form an effectively functioning Board that presents a diversity of views and business experience and to select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees. The Board believes that a board of directors consisting of 14 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. However, the Board strives to achieve a balance between the need to have a depth of institutional experience and knowledge from its members and the need for renewal and new perspectives. Succession planning for the Board in line with those objectives has been a key focus of the Corporate Governance Committee and the Board in recent years. In each of the last four years, including this year if Mary Jo Haddad is elected, a Board member has retired and a new one has joined. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the planned leadership transition described on page 6, the average age and tenure of current Board members and the recent movements in Board membership. The Board does not have a mandatory age limit, but in 2013, it adopted a 15-year term limit policy. See page 22 for further details. The term limit policy will not replace the rigorous annual performance assessment process that takes

TELUS 2014 information circular	■ 27

place under the leadership of the Corporate Governance Committee (see page 29 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

The succession planning process also involves the creation of a skills matrix, which helps the Corporate Governance

Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director has to indicate the degree to which he or she believes they possess such skill or competency on a scale from 1 to 5 (where 1 means minimal, 2 developing, 3 proficient, 4 advanced and 5 expert). The table below lists the top three competencies of our nominees together with their age range, tenure, official languages spoken and residency.

	Location				Years on Board			Age			Language		Top three competencies

Dick Auchinleck	X						X		X		X		X			X				X
Charlie Baillie			X				X			X	X		X		X					X
Micheline Bouchard				X		X			X		X	X	X				X	X
John Butler		X					X			X	X				X	X				X
Ray Chan		X			X			X			X		X	X		X
Stockwell Day	X				X				X		X	X	X	X							X
Darren Entwistle	X						X	X			X	X	X				X	X
Rusty Goepel	X					X				X	X		X			X			X
Mary Jo Haddad			X		X			X			X		X		X			X
John Lacey			X				X			X	X		X						X	X
Bill MacKinnon			X		X				X		X		X	X						X
John Manley			X		X				X		X	X	X			X					X
Joe Natale			X		X			X			X		X				X	X
Don Woodley			X				X		X		X		X				X	X

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CORPORATE GOVERNANCE

In 2013, the Corporate Governance Committee prioritized the following skills and attributes – financial expertise, healthcare and content industry experience, and gender and geographic diversity – in connection with its search for additional directors.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates. The directors, the President and CEO and an external professional search organization regularly identify additional candidates for consideration by the Corporate Governance Committee.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit taking into account the vision and business strategy of the Company; the skills and competencies of the current directors; the existence of any gaps in Board skills; and the attributes, knowledge and experience new directors should have in order to best enhance the Company’s business plan and strategies. In this process, the Corporate Governance Committee will also take into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives brought by diversity of thought, background, skills and experience (for further details, see a description of the Board’s diversity policy on page 22).

The Corporate Governance Committee then uses a scoring model to assess prospective candidates. The scoring model assigns weightings to the desirable skills and attributes, which result in a rating out of 50. The Corporate Governance Committee also classifies candidates as “ready to potentially serve now,” “capable of serving but requires time to develop or free up availability” or “removed from consideration.” The Committee reviews the matrix at each regularly scheduled meeting to track progress.

Each quarter, the Corporate Governance Committee also identifies top candidates with the President and CEO, who then conducts an initial meeting with the candidates. As the next step, candidates deemed to be a strong fit for the TELUS Board meet with the Chair of the Board, the Chair of the Corporate Governance Committee and, if deemed appropriate, other members of the Board and the TELUS executive team.

Approval

The Corporate Governance Committee reports to the Board throughout the process, and reviews with the Board the identified candidates as well as its recommendations and then puts those names forward to the Board for approval. The Corporate Governance Committee also assesses the financial literacy and independence of the candidates before making its final recommendation to the Board.

Director evaluation

The Corporate Governance Committee, together with the Board Chair, carries out an annual assessment of the Board, the committees, the Chair and each director as required by the TELUS Board Policy Manual. The evaluation process assists the Board in:

■	Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and by each director
■	Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year
■	Developing the Board’s succession plan and recruitment efforts.

The Corporate Governance Committee annually reviews the adequacy of the evaluation process, with input from the Board Chair, and approves any changes.

How we do it

Each director completes the following surveys at the end of the year:

■	In the Board effectiveness evaluation, directors rate the effectiveness of the Board, its processes and its relationship with management, and provide suggestions for improvement
■	In the committee effectiveness evaluation, directors rate the effectiveness of the committees on which they sit and assess fellow committee members and the chairs of their committees
■

In the peer evaluation, directors evaluate themselves and each of the other directors’ effectiveness as Board members. Directors also assess the effectiveness of the Board Chair and each committee chair

■

The skills self-assessment, completed by each director, is designed to help determine the strengths and gaps in Board skills as a whole, and to identify skill requirements for recruiting future directors and for succession planning. This self-assessment also assists the Corporate Governance Committee in determining the financial literacy of each director and topics for continuing education.

TELUS 2014 information circular	■ 29

Members of senior management who frequently interact with directors complete a management assessment survey, designed to evaluate the overall performance of the Board, the effectiveness of the Board and its committees, and the extent to which the Board and management support one another.

The Corporate Secretary assembles the results of the assessments and provides a report to the Board Chair, who interviews each director separately to discuss the results. These interviews, generally lasting at least one hour each, provide an opportunity for frank and constructive discussion of any and all issues, with a view to enhancing Board performance as well as the personal contributions of each individual. The Chair then reports the aggregated results and his findings to the Corporate Governance Committee and the Board, as well as to each committee chair with respect to committee evaluations, and proposes actions where appropriate to respond to the report. The Chair’s report and proposed actions are discussed with the CEO, the Corporate Governance Committee and the Board, amended as appropriate and adopted for implementation. Similarly, the Corporate Governance Committee Chair reviews the assessments of the Board Chair, discusses those assessments with him and reports the results, his findings and any proposed actions to the Corporate Governance Committee and the Board for adoption. Following the proposed appointment of the Executive Chair, the Lead Director will lead the evaluation of the Board, its committees and its members, with input from the Executive Chair, and report to the Corporate Governance Committee and the Board. The Lead Director will also lead the Board’s evaluation of the Executive Chair and present recommendations to the Human Resources and Compensation and Corporate Governance Committees.

The Corporate Governance Committee and the Board reviewed and discussed the 2013 assessments at their February 2014 meetings. The assessments indicate that our Board is operating effectively, collaboratively and at a very high level, with no significant concern identified.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors receive an orientation session on joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy, business imperatives, plan and risks, financial condition and financing strategy, regulatory matters, board and committee governance including mandates, roles and policies, corporate policies, and compliance and governance philosophy and practices. In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the TELUS Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company operations in their entirety, which offers new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Ray Chan was appointed to the Board, the Audit Committee and the Human Resources and Compensation Committee on July 31, 2013 and attended a comprehensive, full-day orientation session covering the topics identified above. The orientation session also included overviews of each committee and the issues that have an impact on them. In addition, the Corporate Governance Committee and Pension Committee both provided an orientation session to members of the Board who joined those committees during the year as part of our policy to rotate directors among the committees. Topics covered included recent developments in corporate governance, proposed changes to the early warning system and shareholder rights plans (for Corporate Governance) and pension finance, investments and administration, pension governance approach and structure, including an overview of the legal and regulatory regime for pensions, and policies and guidelines (for Pension).

Continuing education

The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees to inform them of developments in legal, regulatory and industry initiatives. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including governance, technology, strategy, human resources and regulatory and government affairs. Directors are provided with management contacts for each educational topic so they may request additional information or arrange for further consultation regarding the materials. Directors identify topics for continuing education through discussions at Board and committee meetings, annual evaluations and skills self-assessment surveys.

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CORPORATE GOVERNANCE

Directors may also attend external education programs at TELUS’ expense. In 2012, the Corporate Governance Committee formally approved an annual tuition credit to encourage directors to attend external courses relevant to their role as a director of TELUS. In 2013, several directors used this credit to take courses from providers such as audit firms and the Institute of Corporate Directors on a range of subjects, including executive compensation, cybersecurity, directors’ and officers’ liability insurance, and current accounting and responsibilities. Furthermore, all of our directors are members of the Institute of Corporate Directors, which provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends.

In 2013, management conducted or organized the education sessions noted below. Management also provided information to directors on available courses. Once again, a key focus for 2013 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technological changes, industry developments, government relations and regulatory matters.

TELUS 2014 information circular	■ 31

Date	Subject	Attendees	Presented by
February 12 May 8 August 7 November 5	Updates on corporate governance,
including emerging best practices
(Canadian Coalition for Good
Governance, or CCGG), significant
case law, developments and
proposed amendments to
Canadian and U.S. securities rules
and regulation (Dodd-Frank
implementation), and
developments related to say on
	pay and shareholder engagement	Corporate Governance Committee	■ Executive Vice-President (EVP), Chief Legal Officer and Corporate Secretary ■ Vice-President (VP), Legal Services
February 12 May 8 August 7 November 5	Quarterly updates on audit and tax governance and major accounting policies	Audit Committee	■ VP, Risk Management and Chief Internal Auditor ■ Senior VP and Corporate Controller ■ VP and Controller, Corporate Accounting and Financial Reporting ■ VP, Taxation
February 12 May 8 August 7 November 5	Updates on market trends and strategy in relation to TELUS pension plans	Pension Committee	■ Senior VP and Treasurer ■ Director, Investment Management ■ Senior Portfolio Manager
February 12 May 8 August 7 November 5	Updates on compensation trends, including emerging best practices for executive compensation disclosure (CCGG) and developments related to say on pay	Compensation Committee	■ EVP, Human Resources and Chief Corporate Officer ■ VP, Compensation and Benefits ■ EVP, Chief Legal Officer and Corporate Secretary ■ External compensation consultant
February 12 May 8 August 7 November 5	Quarterly strategic context update, including competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	■ EVP and Chief Commercial Officer
August 6	Regulatory update	Entire Board	■ EVP and Chief Commercial Officer ■ EVP, Human Resources and Chief Corporate Officer ■ EVP, Technology Strategy ■ Senior VP, Federal Government and Regulatory Affairs
August 7	Update on performance contingent long-term incentive awards and market practices related to executive share ownership	Compensation Committee	■ EVP, Human Resources and Chief Corporate Officer ■ External compensation consultant
August 8	Healthcare information technology	Entire Board	■ EVP and Vice-Chair, TELUS Québec, TELUS Health and Financial Solutions, and TELUS Ventures ■ Senior VP and President, TELUS Health
August 8	Technology update and network trends	Entire Board	■ EVP and Chief Commercial Officer ■ EVP, Technology Strategy ■ EVP, Business Transformation
November 6	Enterprise risk management and internal audit overview	Entire Board	■ VP, Risk Management and Chief Internal Auditor
December 3	Updates on directors’ duties and secondary market civil liability disclosure Updates on spectrum auction	Entire Board	■ EVP, Chief Legal Officer and Corporate Secretary ■ EVP, Technology Strategy

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CORPORATE GOVERNANCE

Ethical business conduct

TELUS has an ethics policy that applies to all TELUS team members including directors, officers and employees. The policy outlines the responsibilities and guidelines that describe the ethical standards expected of all TELUS team members, including how to deal with conflicts of interest and the disclosure required by TELUS team members for actual or potential conflicts. The policy is available at telus.com/governance. As part of that policy, TELUS established the TELUS Ethics Line in 2003, which provides the public and TELUS team members with a channel for anonymous and confidential questions or complaints on accounting, internal controls or ethical issues, a summary of which is reported on a quarterly basis to the Compensation Committee and the Audit Committee. In 2007, TELUS enhanced the independence and accessibility of the Ethics Line by engaging a third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office and, for complaints relating to accounting and internal accounting controls, to the EVP, Chief Legal Officer and Corporate Secretary. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages.

TELUS’ Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning the ethics policy. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct and closely monitors TELUS’ Ethics Line. The Ethics Office oversees ethics training, including an online course called TELUS Integrity that is mandatory for all TELUS team members, including TELUS International team members, and is extended to contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security and privacy modules. The Ethics Office requires each director, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the ethics policy and understands the policy’s expectations. The VP, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office and the EVP, Chief Legal Officer and Corporate Secretary (as the case may be). The Compensation Committee and the Audit Committee of the Board are required to review the ethics policy jointly on an annual basis and recommend changes for approval to the Board as appropriate. No waivers of the policy are intended, and any waiver that is granted to an executive officer or director under the policy must be pre-approved by the members of the Board of Directors or their delegate, which must be a Board committee and must be disclosed subject to the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the ethics policy must receive prior approval from the EVP, Chief Legal Officer and Corporate Secretary together with the VP, Risk Management and Chief Internal Auditor and must be promptly reported to the Audit Committee.

In 2013, the Board also approved the adoption of an anti-bribery and corruption policy. The policy applies to all TELUS team members, including the Board of Directors, as well as all third parties engaged by TELUS. It outlines the expectations for all TELUS team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors.

Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Shareholder engagement and say on pay

Our Board of Directors has always believed in the importance of regular and constructive dialogue with our Shareholders. Some of our long-standing shareholder engagement practices include:

■	Holding annual general meetings in locations across Canada with an internationally accessible live webcast and feedback survey so that Shareholders, wherever they are, can provide comments
■	Maintaining a 1-800 investor line, ir@telus.com mailbox, and confidential ethics hotline and website to encourage Shareholders and the public to contact us with questions or concerns
■

Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results of the quarter. All calls are webcast and include executive presentations to analysts and institutional investors and open question-and-answer sessions. The webcast, slides, transcripts and audio replays are made available at telus.com/investors

TELUS 2014 information circular	■ 33

■	Conducting executive tours and attending industry conferences with our executive officers in Canada and the United States where analysts and investors are in attendance
■

Holding meetings with Shareholders and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) on an ad hoc basis, typically with the EVP, Human Resources and Chief Corporate Officer, Chair of the Board, and Chair of the Human Resources and Compensation Committee or the Corporate Governance Committee, to discuss executive compensation or governance issues

■	Inviting analysts and large institutional Shareholders to participate in an annual and confidential investor perception study administered by an independent third party.

Our Board email inbox (board@telus.com) provides Shareholders and other stakeholders with a tool to communicate directly with the Board between annual meetings. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

The Board has also adopted a policy on say on pay and Shareholder engagement, and at our annual and special meeting in 2013, we conducted our third vote on say on pay, which received the overwhelming support of 94.7 per cent of votes cast. We continued to engage in dialogue during the year with certain Shareholders and shareholder advocacy groups for feedback about our executive compensation and corporate governance practices. The feedback we received was overall very positive and reinforced the view that our policies continue to align with Shareholder expectations. Nevertheless, we felt it appropriate to further our efforts and adopt the enhanced initiatives described above and on page 22 in support of evolving best practices.

We encourage Shareholders to contact the Board, and specifically members of the Human Resources and Compensation Committee, to discuss any concerns about our approach to executive compensation.

34 ■	TELUS 2014 information circular

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COMMITTEE REPORTS

Corporate Governance Committee report

Mandate

The mandate of the Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities to ensure that TELUS has an effective corporate governance regime. The Committee is responsible for monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance practices. The Committee is also responsible for identifying, recruiting and recommending nominees for election as directors, providing ongoing education and development for directors, and overseeing Board and director evaluations. The Committee assesses and makes recommendations to the Board for its determination of the independence, financial literacy, financial expertise, and accounting or related financial management expertise of directors, as defined under corporate governance rules and guidelines. In addition, as part of its expanded risk oversight role, the Committee is responsible for monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters, and recommending to the Board for approval environmental policies and procedure guidelines or material changes to such policies.

Membership

The current membership of the Committee is as follows:

Name	Independent
Rusty Goepel (Chair)	Yes
Dick Auchinleck	Yes
John Lacey	Yes
John Manley	Yes
Bill MacKinnon	Yes

Prior to May 10, 2013, the members of the Committee were Rusty Goepel (Chair), Dick Auchinleck, Don Woodley and Pierre Ducros.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each meeting, it holds an in-camera session without management present. The Committee held four meetings in 2013.

Highlights

Commitment to corporate governance

The Committee undertook the following initiatives as part of its commitment to best practices in corporate governance:

■	Developed and assessed the succession plan for Brian Canfield, Chair of the Board
■

Developed position descriptions for the Executive Chair, Lead Director and CEO to provide a clear delineation of duties and responsibilities to ensure that the Board can fulfill its duties effectively and efficiently and can exercise independent judgment in carrying out its responsibilities; and to provide continuity of exceptional leadership, including consistency for our national growth strategy and our customers first focus (see page 6 for further details)

■	Reviewed and recommended to the Board for approval a board diversity policy, as disclosed on page 22
■	Reviewed and recommended to the Board for approval a term limit policy, as disclosed on page 22
■

Conducted an annual review of the TELUS Board Policy Manual, including all of the terms of reference contained therein to ensure they remained appropriate and recommended changes to the Board for approval

■	Reviewed and approved the Committee’s annual work plan
■

Received and considered with management regular updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and United States securities regulators and other stakeholders, and emerging best practices and their implications for the Company

■	Reviewed the Company’s corporate social responsibility report.

Say on pay and Shareholder engagement

■	Evaluated the adequacy of the Company’s say-on-pay policy and Shareholder engagement practices
■

Reviewed and reported on Shareholder communications received in the Board inbox (board@telus.com) on a quarterly basis, as well as any correspondence from the Board or committees sent in response to such communications.

TELUS 2014 information circular	■ 35

Director evaluation

The Committee continued its comprehensive annual Board evaluation program in 2013 with a view to further fostering the objectives of:

■	Continuing to maintain Board performance at an exceptional level
■

Ensuring that the Board is continuously composed of directors who bring fresh ideas and perspectives to the Company, and who possess a mix of expertise and attributes that can best advance and oversee the strategy and direction of the Company while recognizing that institutional knowledge and experience are vital to the Board’s stability and effectiveness. Our director evaluation process is described in more detail on page 29.

Director search

In 2013, the Committee continued its efforts to recruit additional directors. On July 31, 2013, this resulted in the appointment of Ray Chan to the Board. In February 2014, the search resulted in the nomination of Mary Jo Haddad for election as a director at the Meeting. See pages 27 and 30 for further details on our director orientation processes and director nomination.

Risk management and oversight

■	Monitored the Company’s environmental risk management activities and results
■	Monitored the Company’s compliance and strategy on halocarbons
■	Approved the annual renewal of directors’ and officers’ liability insurance coverage
■	Conducted its annual review of the Company’s directors’ and officers’ liability insurance program
■

Reviewed the adequacy of the Company’s insurance coverage, including property insurance coverage, monitored ongoing developments in the insurance industry and reviewed the Company’s property risk management program.

Initiatives relating to directors

■	Developed a mandate for the Chairman Emeritus
■	Reviewed and recommended to the Board for approval changes to the composition of the committees
■	Conducted an annual review of the succession planning process for the Board Chair and committee chairs
■	Conducted an annual review of the Board and director evaluation process
■	Reviewed and approved changes to the director compensation comparator group
■

Reviewed the results of the annual market benchmarking of directors’ compensation prepared by Meridian, and recommended to the Board for approval a change to the directors’ compensation philosophy as a result, decreasing the targeted total compensation from the 75th percentile to the 65th percentile of the comparator group

■	Reviewed and recommended to the Board for approval changes to directors’ compensation
■	Reviewed and recommended to the Board for approval an increase to the share ownership guidelines for directors
■	Reviewed and recommended to the Board for approval nominees for election as directors
■	Continued the ongoing education program for all directors
■	Conducted an annual review of director eligibility criteria
■	Conducted an annual assessment of the independence and financial literacy of directors and recommended to the Board for approval determination of the same.

Other initiatives

The Committee also reviewed the report on charitable donations and political contributions made in 2012 and approved the 2013 charitable donation and political contribution budgets.

Signed, the members of the Corporate Governance Committee

Rusty Goepel (Chair)	John Manley

Dick Auchinleck	Bill MacKinnon

John Lacey

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COMMITTEE REPORTS

Pension Committee report

Mandate

The mandate of the Pension Committee is to oversee the administration, financial reporting and investment activities of the Pension Plan for Management and Professional Employees of TELUS Corporation, the TELUS Edmonton Pension Plan, the TELUS Corporation Pension Plan, the TELUS Québec Defined Benefit Pension Plan, the TELUS Defined Contribution Pension Plan and the TELUS Health and TELUS Retail Pension Plan, any successor plans, related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans). The Committee is responsible for reporting to the Board in respect of the actuarial soundness of the Pension Plans, the administrative aspects of the Pension Plans, our investment policy, the performance of the investment portfolios and compliance with government legislation. The Committee may from time to time recommend to the Board for approval, fundamental changes in the nature of the pension arrangement for any Pension Plan, and fundamental changes in the governance structure for the Pension Plans.

Membership

The current membership of the Committee is as follows:

Name	Independent
Don Woodley (Chair)	Yes
Charlie Baillie	Yes
Micheline Bouchard	Yes
John Butler	Yes
Stockwell Day	Yes

Prior to May 10, 2013, the members of the Committee were Don Woodley, Micheline Bouchard, Charlie Baillie and Rusty Goepel.

Meetings

The Committee meets at least once each quarter and reports to the Board on its meetings. Activities reviewed are based on its mandate and annual work plan. At each meeting, the Committee meets in-camera with the TELUS Treasurer, and without management present. The Committee also meets with Pension Plan auditors without management present at each quarterly meeting. The Committee held four meetings in 2013.

Highlights

Asset liability study

Under the direction of the Committee and with the assistance of external consultants, management conducted an asset liability study. The study was designed to evaluate and mitigate the risk to TELUS’ financial statements created by the valuations of plan assets and liabilities moving in opposite directions (mismatch risk). The study recommended changes to the current asset mix policy to reduce exposure to marketable equities while increasing allocations to fixed income and alternative investments. The changes are expected to reduce the mismatch risk with minimal effects on contributions and returns. Management plans to implement the recommendations over the next three years. The Committee approved initial changes to the asset mix policy as a first step in this process.

Governance

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

■	The Committee’s terms of reference, and recommended certain changes to the Corporate Governance Committee, for further recommendation to the Board
■	The Committee’s annual work plan
■	An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Pension Plans
■	An audit scope report
■	An annual update on developments in pension law
■	Reports from the actuary of each Pension Plan, including the assumptions and results
■	Plan budgets, including Pension Plan expenses and peer plan results
■	Quarterly and annual investment results measured against plan benchmarks and liabilities
■	Plan insurance coverage
■	Management’s self-assessment of internal controls
■	Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation

TELUS 2014 information circular	■ 37

■	Investment manager performance assessments
■	Reports on the investment strategy and risk assessment
■	Presentations by external investment managers and service providers
■	Management presentations on the topics of pension risks, operations overview and performance measurement.

Signed, the members of the Pension Committee

Don Woodley (Chair)	John Butler

Charlie Baillie	Stockwell Day

Micheline Bouchard

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COMMITTEE REPORTS

Audit Committee report

Mandate

The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls; legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities; the independence and performance of the Company’s external and internal auditors; the management of the Company’s risks, creditworthiness, treasury plans and financial policy; and the Company’s whistleblower and complaint procedures. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our Annual Information Form for the year ended December 31, 2013.

Membership

The current membership of the Committee is as follows:

Name	Independent
Bill MacKinnon (Chair) Audit committee financial expert	Yes
Ray Chan	Yes
Rusty Goepel	Yes
John Lacey	Yes
John Manley	Yes

Prior to May 10, 2013, the members of the Committee were Bill MacKinnon (Chair), John Lacey, John Butler, Stockwell Day and John Manley. Ray Chan joined the Committee upon his appointment to the Board on July 31, 2013.

The Board has determined that each member of the Committee is independent and financially literate, and that at least one member, Bill MacKinnon, is an audit committee financial expert and has accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our Annual Information Form for the year ended December 31, 2013.

Meetings

The Committee meets at least once each quarter and reports on its activities to the Board. Activities reviewed are based on its mandate and annual work plan. At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), the Chief Internal Auditor and the external auditors. It also meets separately with management. In addition, it holds an in-camera session without management present at each meeting. The Committee held five meetings in 2013.

Highlights

The following sets forth highlights of the actions taken by the Committee in 2013.

Financial reporting

■

Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and to investor expectations

■	Reviewed, throughout the year, any changes to or adoption of significant accounting policies and significant estimates impacting the current and future financial statements of the Company
■

Reviewed and discussed with the CEO and the CFO their readiness to certify the annual financial statements and related disclosure material, as required under the Sarbanes-Oxley Act (SOX), and the annual and interim financial statements and related disclosure materials, as required under Canadian securities legislation

■

Reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and subsidiaries whose financial statements are publicly filed, including related news releases and Management’s discussion and analysis

■	Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the Annual Information Form and Form 40-F.

External auditors

■	Oversaw the work of the external auditors
■	Reviewed and approved the annual audit plan
■	Monitored the progress of the external audit
■	Received reports on the external auditors’ internal quality control procedures, independence and confidentiality procedures
■	Met quarterly with the external auditors without management present

TELUS 2014 information circular	■ 39

■	Recommended to shareholders the appointment of external auditors
■	Reviewed and set the compensation of the external auditors
■	Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

■

Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies

■

Reviewed quarterly financing reports and approved key treasury matters, including status of capital markets and the global credit availability and implications for TELUS, quarterly updated estimates of the Company’s weighted average cost of capital, telecom industry credit rating developments, credit ratings and comments about the Company by credit agencies, hedging programs, pension funding updates and financing plans

■	Reviewed and recommended to the Board for approval the normal course issuer bid for the repurchase of up to $1 billion of Shares
■	Reviewed and recommended to the Board for approval the renewal of the Company’s shelf prospectus
■

Reviewed and recommended to the Board for approval the issuance of 3.60% Notes maturing on January 26, 2021 for aggregate gross proceeds of $400 million and 5.15% Notes maturing on November 26, 2043 for aggregate gross proceeds of $400 million

■	Reviewed and recommended to the Board for approval the renewal of the Company’s accounts receivable securitization program
■	Reviewed and recommended to the Board for approval increases to the Company’s dividend within the target dividend payout ratio guideline
■	Reviewed quarterly reports on derivatives, guarantees and indemnities
■	Received quarterly reports regarding taxation matters, including any tax adjustments, status of existing and projected tax provisions
■	Reviewed corporate reorganizations
■

Reviewed and discussed with management at each regularly scheduled quarterly meeting the results of significant capital expenditures, including specific milestone reviews of major capital projects together with variances to authorized business cases (including the TELUS Sky real estate development in Calgary and Internet data centres).

Internal controls and disclosure controls

■	Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls
■	Reviewed quarterly reports on internal audit activities
■	Reviewed internal audit’s evaluation of the Company’s disclosure controls and internal control systems and risk mitigation progress
■	Met regularly with the Chief Internal Auditor without management present
■	Reviewed for information, and confirmed no changes were needed to, the Internal Audit Charter, which defines the scope, responsibilities and mandate of TELUS’ internal audit function
■	Monitored the adequacy of resourcing (including compensation, retention and people-sourcing strategies) and the independence and objectivity of the internal audit function
■	Received briefings from management regarding key audit report followups
■

Reviewed quarterly the results of the cascading certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the CEO and CFO

■

Considered reports from the Chief Compliance Officer and Chief Legal Officer on matters relating to compliance with laws and regulations, including those pertaining to the Company’s Canadian and international operations

■	Reviewed and recommended to the Board for approval an anti-bribery and corruption policy
■	Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints
■	Received and considered quarterly reports on litigation matters.

Enterprise risk governance

■

Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), the identification and prioritization of key enterprise risks, the engagement of executives to mitigate risk exposures, the perception of risk tolerance and appetite by key risk category, and management’s perceptions of the Company’s resilience and readiness level for key risks, including the development of key risk mitigation plans for 2014

■	Reviewed reports on management’s approach for safeguarding corporate assets and information systems
■	Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

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COMMITTEE REPORTS

Audit Committee related governance

■	Reviewed the Committee’s terms of reference and recommended to the Corporate Governance Committee minor amendments thereto, for further recommendation to the Board for approval
■	Reviewed the policy on corporate disclosure and confidentiality of information
■	Reviewed and approved the Committee’s annual work plan
■

Received and reviewed with management updates throughout the year related to changing governance-related laws, rules and emerging best practices and implications of the proposals of Canadian and United States regulators with respect to the Committee

■	Reviewed and recommended to the Board for approval the 2013 ethics policy
■	Monitored management’s annual conflict of interest disclosure and review process
■

Received and reviewed management’s annual sustainability plan and quarterly reports on the status relative to plan for activities to ensure SOX 404 compliance for the 2013 financial year, including a specific review of status of remediation efforts with respect to significant deficiencies (there were no known material weaknesses).

Signed, the members of the Audit Committee

Bill MacKinnon (Chair)	John Lacey

Ray Chan	John Manley

Rusty Goepel

TELUS 2014 information circular	■ 41

Human Resources and Compensation Committee report

Mandate

The Human Resources and Compensation Committee of the Board of Directors is responsible for developing the compensation philosophy and guidelines on executive compensation, overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation, evaluating CEO performance, reviewing and recommending CEO compensation based on its evaluation, and determining compensation for executives other than the CEO. The Committee ensures that compensation design and practices do not encourage undue risks. The Committee manages the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of the Company’s equity-based incentive plans. The Committee’s mandate also includes oversight of health and safety policies, procedures and compliance, business continuity and disaster recovery planning, and certain aspects of the Company’s approach to business ethics and corporate conduct.

Membership

The current membership of the Committee is as follows:

Name	Independent
Charlie Baillie (Chair)	Yes
Dick Auchinleck	Yes
Micheline Bouchard	Yes
John Butler	Yes
Ray Chan	Yes
Stockwell Day	Yes
Don Woodley	Yes

Prior to May 10, 2013, the members of the Committee were Charlie Baillie (Chair), Dick Auchinleck, Micheline Bouchard and Pierre Ducros.

In accordance with the Committee’s terms of reference, all members of the Committee are required to be independent. Furthermore, the Board has determined that all members of the Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE). None of the members of the Committee are currently serving as CEOs of other companies, other than personal holding companies. The Committee has a formal policy limiting the number of currently serving CEOs of public companies on the Committee to no more than one-third of the members.

The Committee members have a complementary range of skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which allow them to make effective decisions on the Company’s compensation practices. All of the Committee members have served in executive capacities, in cabinet or senior political positions or on compensation committees with other reporting issuers and, through those roles, have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation. The following is a brief description of the experience of each current member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee:

Charlie Baillie, Committee Chair – Charlie has extensive experience serving on boards and as a member of human resources and compensation committees with other public issuers, including CN Rail, George Weston Limited, Dana Corp., Ballard Power Systems Inc. and Quebecor World Inc. He also previously served as the CEO of The Toronto-Dominion Bank, during which time he was responsible for the human resources function for the organization, including matters such as compensation and incentive programs, leadership and succession planning and talent development. He has been a member of the Committee since 2007 and is also a member of our Pension Committee.

Dick Auchinleck – Dick was employed with Gulf Canada Resources Limited, a public oil and gas company, for over 25 years, retiring as the President and CEO. Through his executive roles, Dick has had exposure to a wide range of human resources issues, including the development and operation of compensation programs. He is also an experienced corporate director, having served on the board of directors of entities such as Enbridge Commercial Trust, ConocoPhillips and Hydro One Inc., and he is familiar with governance matters and regulatory requirements related to compensation practices. Dick joined the Committee in 2011 and was previously a member of the Committee from 2004 to 2007. He is also a member of our Corporate Governance Committee.

Micheline Bouchard – Micheline is an experienced executive and director. She is currently a member of the human resources and compensation committee of the Public Sector Pension Investment Board and served as the chair of the human resources and compensation committee of Harry Winston Diamond Corporation (now Dominion Diamond Corporation).

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COMMITTEE REPORTS

Micheline has had organizational exposure to human resources issues through her previous roles as a senior executive and is knowledgeable in areas such as governance and regulatory requirements, the development and oversight of compensation programs and pension-related matters. She has been a member of the Committee since 2009 and is also a member of our Pension Committee.

John Butler – John is a lawyer who previously served as a member of TELUS’ Compensation Committee from 2007 to 2011 before rejoining it in May 2013 and currently serves on the compensation committee of Liquor Stores N.A. Ltd., a TSX-listed company. Through his committee involvement, he has developed expertise in regulatory requirements related to compensation practices and is knowledgeable in governance and pension matters. John is also a member of our Pension Committee.

Ray Chan – Ray has over 30 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO and CEO. He is currently executive chairman of Baytex Energy Corp. and is a director of TORC Oil & Gas Inc. and a member of its compensation committee. Ray also served on the compensation committee of the TMX Group Inc. Through his executive roles, Ray has been involved in a variety of compensation matters such as the development and financial analysis of compensation plans and leadership succession planning. Ray is also a member of our Audit Committee.

Stockwell Day – Now a strategic consultant and advisor, Stockwell enjoyed a successful political career for over 25 years, serving in senior roles with the Alberta government and holding various positions in the federal government including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister Responsible for British Columbia and President of the Treasury Board. In these roles, Stockwell gained experience in governance and was responsible for the oversight of all senior-level executive compensation. Stockwell is also a member of our Pension Committee.

Don Woodley – Don has over 25 years of experience in the information technology industry, holding senior executive positions at Compaq Canada Inc. and Oracle Canada and currently serving on the board and compensation committee of Canada Post Corporation. He has experience in the development and oversight of compensation programs, leadership succession, governance and pension-related matters and currently serves as Chair of our Pension Committee.

Further information about the Committee members can be found under Director biographies starting on page 9.

Meetings

The Committee meets at least once each quarter and reports to the Board on its activities. The matters reviewed are based on its mandate and annual work plan. At each meeting, the Committee holds an in-camera session without management present. The Committee also holds an in-camera session with only the compensation consultant present, and the Committee Chair meets with the compensation consultant before each quarterly Committee meeting and at other times on an as-needed basis. The Committee also holds an in-camera session with the Executive Vice-President (EVP), Human Resources and Chief Corporate Officer at each meeting. The Committee held four meetings in 2013.

Compensation Committee advisors

The Committee has retained Meridian Compensation Partners LLC (Meridian) as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010. The mandate of the executive compensation consultant is to serve the Company and to work for the Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Committee in 2013 included:

■	Competitive market pay analyses and market trends for executive compensation including pay analyses for the President and CEO and Executive Chair
■	An independent risk assessment of pay policies and practices
■	Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure
■	Advice on the comparator group for benchmarking compensation
■	Advice on the design and implementation of performance-contingent long-term incentives for the executives
■	Preparation for and attendance at Committee meetings and selected management meetings.

TELUS 2014 information circular	■ 43

The Committee does not direct Meridian to perform the above services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Committee has the final authority to hire and terminate Meridian as its executive compensation consultant and evaluates Meridian’s contributions and performance annually.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2013, which the Corporate Governance Committee used in making its recommendation for directors’ compensation. It also used this information to make its recommendations for compensation for the Lead Director.

Meridian is required to obtain prior approval from the Committee Chair (or his or her delegate) for any material work for the Company or members of management, other than or in addition to compensation services provided in connection with the Company’s directors or executive officers. In 2013, the only services Meridian provided to the Company or its directors or management were executive and director compensation services.

Executive and director compensation related fees

The following table lists the fees billed by Meridian for the past two years.

($)
Type of work	2013	2012
Services related to determining director and executive officer compensation	473,527	319,956
All other fees	Nil	Nil
Total	473,527	319,956

Highlights

Succession planning

One of the Committee’s most important responsibilities is its oversight of the development of succession plans for each executive role. Each year, the Committee considers and discusses with the CEO and EVP, Human Resources and Chief Corporate Officer, the strength of the succession plan for each executive role, including the CEO role. This includes reviewing the pool of candidates identified by the CEO and his assessment of their readiness and capability to assume the role, either immediately or within a certain time period, and the development actions being undertaken to further enhance their readiness. If it is determined that external candidates are needed to strengthen a succession plan, the Company would recruit for a candidate immediately or on an opportunistic basis, depending on need and urgency. The CEO also presents an emergency candidate for each position. As outlined in its terms of reference, the Committee then approves the succession plan for all executives other than the CEO, and recommends to the Board for approval the succession plan for the CEO.

The strength of TELUS’ succession planning process has effectively positioned Joe Natale for promotion into the President and CEO role. Since joining TELUS in 2003, Joe has progressed through key executive assignments, including EVP, Client Solutions; EVP, Business Solutions; EVP, Consumer Solutions; and culminating in his current role as Chief Commercial Officer. The Board is confident in Joe’s ability to partner with Darren Entwistle to advance our national growth strategy and our customers first focus.

Once Joe’s promotion takes effect following the Meeting, the Committee will continue its work overseeing developmental, succession planning driven opportunities for other key personnel at TELUS.

In addition, the Committee took the following actions in 2013 (or with respect to 2013 performance) in accordance with its annual work plan:

President and CEO

■

Reviewed and recommended to the Board for approval the implementation of performance-contingent long-term incentive (LTI) awards for the CEO beginning in 2014 (in respect of 2013 performance) where 50 per cent of the LTI granted will continue to be time-vested and 50 per cent will now be performance-contingent (see page 54 for details)

■

Reviewed and recommended to the Board for approval the enhancement of share ownership levels for the CEO from three times annual base salary to seven times annual base salary effective August 2013 with continued use of our more stringent requirement that only permits the inclusion of actual Shares held (directly or indirectly) – see page 71 for details

■	Reviewed and approved the corporate goals and objectives relevant to CEO compensation
■	Assessed the performance of the CEO with the input of the Board and reported the results to the Board
■

Reviewed and recommended to the Board for approval the CEO’s compensation, based on the evaluation of his performance and the Committee’s review of the form and adequacy of CEO compensation as it relates to market data for this position

■	Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool for the CEO
■	Reviewed and approved the expenses of the CEO and his office staff.

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Executive management

■

Reviewed and recommended to the Board for approval the implementation of performance-contingent LTI awards for the EVPs beginning in 2014 (in respect of 2013 performance) where 50 per cent of the LTI granted will continue to be time-vested and 50 per cent will now be performance-contingent (see page 54 for details)

■

Reviewed and recommended to the Board for approval the enhancement of share ownership levels for the EVPs from one times annual base salary to three times annual base salary effective August 2013 with continued use of our more stringent requirement that only permits the inclusion of actual Shares held (directly or indirectly) – see page 71 for details

■	Reviewed the degree of stretch in the financial goals on the corporate scorecard for compensation purposes, and validated the measures relative to financial reporting
■	Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company
■

Reviewed the Company’s compensation philosophy and guidelines for executives by assessing the linkage of the executive compensation philosophy and executive incentive plans to the Company’s financial and non-financial performance, support of the Company’s business strategy and alignment with the Company’s employee compensation philosophy

■

Reviewed and approved an independent assessment conducted by Meridian of the following key compensation parameters to determine the extent to which they encourage risk-taking and whether there are appropriate mitigating safeguards: pay philosophy and governance, pay mix and balance, incentives and performance measurement, stock-based incentives/ownership guidelines, and compensation policies and provisions. The Committee concluded that our compensation practices do not encourage undue risk-taking and noted improvements over the previous year’s assessment with the adoption of performance-contingent LTIs for 2013 performance, adoption of a clawback policy and adoption of share-holding requirements for executives retiring from the Company and for executives who have not yet reached their share ownership requirements

■	Reviewed and approved the selection of a Canadian comparator group for benchmarking executive compensation and the selection of a U.S.-based telecom comparator group for a secondary reference
■	Considered market trends and data, and then reviewed and approved the form and adequacy of compensation for executives other than the CEO
■	Reviewed and approved the size of the performance bonus profit-sharing pool for executives other than the CEO
■	Reviewed the CEO’s evaluation of the performance of individual executives
■

Reviewed and approved the compensation of individual executives other than the CEO, after considering the evaluation and recommendations of the CEO and applying the Company’s compensation principles as described on page 52

■	Received updates on the share ownership of executives relative to target.

Equity plans

■

Reviewed and recommended to the Board for approval changes to the Restricted Stock Unit Plan to reflect the adoption and implementation of performance-contingent LTI for the executives and the clawback policy

■	Reviewed and recommended to the Board for approval the annual grants of restricted stock units (RSUs) to management (including executives) under the Restricted Stock Unit Plan for 2013 performance
■	Approved annual grants of performance stock units to executives (EPSUs) and to management (MPSUs) under the Performance Stock Unit Plan for 2013 performance
■	Recommended to the Board for approval amendments to the Performance Stock Unit Plan to reflect the clawback policy
■

Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of options and RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Committee

■	Monitored ad hoc grants under the Restricted Stock Unit Plan and the Management Option Plan to certain non-executive management for reward, retention or recognition purposes
■	Received reports on the status of the option share reserves.

Governance

■	Reviewed and approved the Committee’s annual work plan
■

Received regular updates from management and the compensation consultant, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices on executive compensation matters

■	Received compliance reports on a quarterly basis from the Respectful Workplace Office
■

Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of the Company’s Ethics Policy and recommended changes to the Board for approval

TELUS 2014 information circular	■ 45

■	Considered reports on the Company’s business continuity, including work stoppage, pandemic and disaster recovery plans
■	Reviewed reports on employee health and safety programs and results
■	Approved the annual work plan, budget and fees of the compensation consultant and conducted an annual performance assessment
■

Received an overview of market trends and best practices regarding share ownership leading to the approval of enhanced share ownership levels for the EVPs and the CEO and established share ownership levels for the new Executive Chair role at 12 times annual base salary

■	Received an annual labour relations update from management
■	Received an annual team engagement update from management
■	Reviewed (and in some cases amended) various executive policies.

Public disclosure

■	Reviewed and approved for publication this report of the Committee, and the compensation discussion and analysis that follows.

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EXECUTIVE COMPENSATION AT TELUS

Executive compensation at TELUS

TELUS 2014 information circular	■ 47

Report to Shareholders

To our Shareholders,

At TELUS, we are committed to helping you understand executive compensation – what we pay our executives, how we pay them and why we take the approach that we do. We want to provide you with information that is clear and relevant and helps you both understand and evaluate our compensation program. We were honoured to be recognized by the Canadian Coalition for Good Governance in 2013 for our efforts to provide exceptional disclosure with the Golden Gavel Award for Best Disclosure of Approach to Executive Compensation.

Our approach to executive compensation

Our philosophy for executive compensation is simple: we pay for performance. We believe the actual compensation our executives receive should have a direct connection to the actual contribution they make to overall business objectives and corporate success. That is why our compensation program strongly links executive pay to actual performance and aligns compensation with shareholder value.

We achieve this by targeting a full 75 per cent of an Executive Vice-President’s (EVP’s) compensation and 85 per cent of the CEO’s compensation as at-risk pay, which includes an annual performance bonus paid in cash, executive performance stock units (EPSUs), restricted stock units (RSUs) and/or options that are tied to the share price of the Company. Furthermore, the majority of an EVP’s at-risk pay is linked to medium-term (EPSUs) and longer-term (RSUs and/or options) results, with only the annual performance bonus tied to short-term results. The remaining 25 per cent of an EVP’s targeted pay and 15 per cent of the CEO’s targeted pay is fixed (base salary).

In 2013, we implemented equity-based awards with performance vesting conditions to further link our executives’ pay to the achievement of strategic goals over the long term. Starting in February 2014 with respect to 2013 performance, long-term incentive (LTI) awards will now consist of 50 per cent time-vested RSUs and/or options and 50 per cent performance-contingent RSUs. The performance-contingent RSUs are based on two performance criteria:

■	A relative external metric, relative total shareholder return (TSR), weighted at 75 per cent, as compared to the incumbent telephone companies within the MSCI World Telecom Index
■	An internal absolute metric, total customer connections, weighted at 25 per cent, against a three-year target.

LTI awards continue to be performance differentiated and granted based on an individual’s in-year performance and future potential, which the Board deems to be a leading practice relative to LTIs that are granted based only on market benchmarks.

Aligning compensation to corporate strategy matters to us

The TELUS team is focused on the delivery of our national growth strategy and six strategic imperatives (see page 52), which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities, which are also shown on page 52.

To align executive compensation to our corporate strategy, we incorporate a direct link between an executive’s performance – objectively measured by achievement of our strategic imperatives and corporate priorities – and the resulting compensation, and we create a balance between a short-term and longer-term view through a mix of compensation elements. See page 64 for more information on linkage and page 55 for more information on compensation mix.

For our CEO, the Committee also uses a metric that directly measures the linkage of CEO pay to our number one corporate priority of putting customers first. The Committee expresses the CEO’s total direct compensation as a percentage of annual total customer connections and requires this ratio to fall within a range of 60 to 85 per cent. This year, the CEO’s annual total direct compensation as a percentage of total customer connections was 72 per cent. See page 67.

Strong governance practices matter to us

We take a proactive approach to ensuring sound practices in executive compensation. In 2013, in addition to implementing performance conditions on RSUs, we also enhanced the share ownership requirements of our executives. The CEO is now required to hold seven times his base salary in Shares, while all other executives are required to hold three times their base salary in Shares. Some of our other practices include:

■	Requiring executives who have not met their share ownership guidelines to take 50 per cent of their vesting equity awards in Shares and to hold those Shares until they reach the guideline
■	Requiring executives retiring after January 1, 2013 to hold the equivalent of their share ownership guideline for one year following retirement

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■

Adopting a clawback policy allowing the Company to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials

■	Having a double trigger as the default requirement prior to equity vesting in a change of control situation in our Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan
■	Limiting the number of currently serving CEOs of public companies that may serve on the Compensation Committee to no more than one-third of the members.

Designing executive compensation that encourages appropriate risk-taking

A key component of our executive compensation program is the comprehensive approach we take to managing risk-taking by our executives. In 2013, the Compensation Committee engaged Meridian to conduct an independent formal assessment of the linkages between pay practices and risk. The Compensation Committee considered Meridian’s assessment in concluding that our compensation practices do not encourage excessive or inappropriate risk-taking. See page 53 for further details regarding this assessment.

Highlighted below are some of TELUS’ practices, policies and inherent design elements of our compensation program that help to manage and mitigate risk in executive compensation.

■	Our clawback policy allows the Company to recoup incentive compensation in certain circumstances
■	The mix of short, medium and long-term compensation encourages executives to take a balanced view and discourages excessive risk-taking or behaviour that is too conservative
■

The corporate scorecard (with an 80 per cent weighting in determining an executive’s annual performance bonus and EPSU award) contains diverse metrics that balance shorter-term objectives and longer-term sustainable growth

■	Targets for performance metrics in the corporate scorecard are stress tested and generally made more difficult each year to promote continuous stretch and performance improvement year over year
■

Annual performance bonus and EPSU awards can be as low as zero if minimum threshold levels of all corporate and individual performance are not met, and are capped at 200 per cent where corporate and individual performance objectives are exceeded to prevent excessive payouts and to act as a disincentive against excessive risk-taking

■	Individual performance objectives are tied to a strong team culture, which precludes individual executives from acting unilaterally without clear leadership team knowledge, involvement or approval
■

EPSU (medium-term) awards are linked to share price performance and reduced if the share price declines during a performance year (but are not increased in a corresponding manner if the share price increases during a performance year)

■

The largest component of pay is in the form of LTIs (approximately 50 per cent at-target for EVPs and approximately 67 per cent for the CEO) that focuses on our longer-term success and mitigates excessive short-term risk-taking. The size of these incentives is linked to performance and can range from zero for an executive with a low PVAAM (personal value-add assessment model) rating to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is determined to be a crucial resource to the Company based on his or her PVAAM rating. For an explanation of PVAAM, see page 62

■	LTIs are granted on an annual basis, based on performance, to encourage consistent performance year over year and to prevent varying performance that might be intended to maximize a multi-year award
■

Half of the LTIs granted are subject to performance vesting criteria that are tied to shareholder and corporate success – relative total shareholder return and total customer connections (a reflection of our number one corporate priority of customers first).

We prohibit TELUS’ Board of Directors, officers, executives and other senior managers from engaging in short selling or trading in puts, calls or options in respect of TELUS securities. This prohibition includes all forms of hedging and monetization of equity awards before vesting. We also require TELUS’ Board of Directors, officers and executives to notify the Corporate Secretary prior to engaging in any trading of TELUS securities.

Equitable compensation matters to us

TELUS’ pay practices at the executive level align with the pay practices we use below the executive level. We also use other methodologies in considering equitable compensation. For example:

■	We ensure overall annual increases to base salary for the executive team are relatively aligned with increases to base salary for positions below the executive level

TELUS 2014 information circular	■ 49

■

All employees in the organization share in the achievement of corporate success through participation in the same profit sharing performance bonus pool (see page 59 for greater details) and thus benefit equitably when the pool size increases through our earnings before interest and taxes (EBIT) and/or corporate scorecard results

■	Increased responsibility in an employee’s role, whether executive or not, means his or her pay is moved to the new range if applicable
■

We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization, noting that collective bargaining is also a determining factor for applicable roles

■	We pay careful attention to the overall engagement and satisfaction of our employees, as evidenced by our world-leading engagement score
■	CEO pay is capped by a range linked to our number of customer connections as covered on page 67.

Highlights of 2013 performance and CEO compensation and pay

At TELUS, we are committed to putting customers first and creating value for our investors. Our focus on delivering an exceptional customer experience generated strong operational execution and financial performance in 2013.

Some of the highlights for 2013 include:

■

Continuing to work toward our goal of delivering the best client experience in the industry as measured by our customers’ likelihood to recommend our products, services and people, and maintaining our strong likelihood to recommend scores in all areas with significant growth in Koodo and our TELUS Québec Business

■	Completing our share exchange and a two-for-one stock split
■	Buying back and cancelling $1 billion in Shares as part of our multi-year share purchase program through 2016
■	Extending our dividend growth program through 2016
■

Achieving a 27 per cent year-over-year decrease in the number of complaints reported for TELUS in the 2012-2013 Commissioner for Complaints for Telecommunications Services’ annual report, while overall industry complaints increased by 26 per cent

■	Adding 127 communities to our 4G LTE wireless network footprint so it now reaches more than 200 communities representing 81 per cent of Canadians
■	Being named to the Dow Jones Sustainability North American index for the 13th year in a row, an accomplishment unequalled by any North American telecom or cable company
■

Achieving global leadership in team member engagement with 83 per cent engagement, our fourth consecutive year of improvement, ranking TELUS as the number one organization globally among all employers of our size and workforce mix according to our third-party surveyor, Aon Hewitt.

We also built on our track record of being a leader in total shareholder returns among our peers. In 2013, our total shareholder return was 17 per cent, four percentage points ahead of the Toronto Stock Exchange (TSX), and our fourth consecutive year of double-digit total shareholder returns. For the past five years, TELUS has realized a total shareholder return of 147 per cent, outpacing our global peers (as measured by the MSCI World Telecom Index of incumbent telephone companies) and the TSX by 59 and 71 percentage points respectively. We remain the global leader among incumbent telecoms since 2000 in this regard with a total shareholder return of 246 per cent to the end of 2013, outpacing our number two global peer by 83 percentage points.

With respect to our financial performance in 2013, TELUS achieved revenue growth of four per cent, while earnings before interest, taxes, depreciation and amortization (EBITDA) excluding restructuring and other like costs grew by five per cent. Basic earnings per share (EPS) increased by nine per cent and free cash flow remained robust at more than $1 billion. EBITDA and free cash flow are non-GAAP measures and do not have standardized meanings under IFRS-IASB. See Section 11 of Management’s discussion and analysis (MD&A) in our 2013 annual report for definitions. TELUS’ Common Share price increased from $32.55 at the end of 2012 to $36.56 at the end of 2013, representing a 12 per cent increase in shareholder value. In addition, Shareholders saw $1.36 of dividends declared per Share in the same period resulting in a total shareholder return including reinvested dividends of approximately 17 per cent.

Compensation for 2013 reflected solid corporate performance against targets. The many successes noted above resulted in a corporate scorecard multiplier of 0.80 compared to 1.00 for 2012. Darren’s total direct compensation (base salary, annual performance bonus and share-based awards) for 2013 was $9,602,484 compared to $9,732,642 in 2012. Darren invested his 2013 after-tax base salary in TELUS Shares, and is doing so again in 2014 for the fifth consecutive year.

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EXECUTIVE COMPENSATION AT TELUS

Darren’s total compensation for 2013 decreased by $908,158 or 8.2 per cent over 2012, while Shareholders benefited from a 17 per cent total shareholder return for the year including reinvested dividends. The decrease in total compensation in 2013 primarily resulted from a reduction in annual compensatory pension value of $778,000 and a reduction in LTIs of $200,000. Overall, the named executive officers’ (NEOs’) total compensation increased 0.4 per cent this year. Further details on the compensation paid to Darren and our other NEOs are available starting on page 65, while the following graph shows a comparison of Darren’s total compensation from 2009 through 2013.

(1)	Share-based awards include the EPSU grant that was awarded in cash from 2009 to 2013.

The year ahead

The Compensation Committee has played an important role overseeing the succession planning and executive development resulting in Joe Natale’s promotion to President and CEO and Darren Entwistle assuming the role of Executive Chair following the Meeting. These succession planning based changes were fostered through a comprehensive process, described on page 44, intended to ensure the development of leadership talent. The Compensation Committee believes this orderly leadership evolution provides continuity and consistency as we focus on our national growth strategy and our top priority to put customers first.

Your opinion matters to us

We are firmly committed to providing you with complete and relevant information regarding our executive compensation program. The following pages contain a much more detailed look at the methodologies we use and the actual pay our executives receive. We invite you to review the following sections to gain a greater understanding of our executive compensation program, and we encourage you to give direct feedback to your Board at board@telus.com.

Sincerely,

Charlie Baillie

Chair, Human Resources and Compensation Committee,

On behalf of the TELUS Board of Directors

TELUS 2014 information circular	■ 51

Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation paid to executives for their 2013 performance.

Board oversight

The Compensation Committee is responsible for reviewing and approving the compensation arrangements of all EVPs other than the CEO, and for reviewing and recommending to the Board for approval the compensation arrangements of the CEO.

Compensation philosophy

TELUS pays for performance. We have a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long-term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to the Company’s Share price performance.

The Compensation Committee’s primary focus is to maintain an executive compensation program that supports the achievement of three objectives:

■	To advance the business strategy of the Company
■	To enhance the growth and profitability of the Company
■	To attract and retain the key talent necessary to achieve the business objectives of the Company.

The Compensation Committee utilizes both a market-based and a performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and competitive market compensation data.

Alignment to corporate strategy

In 2000, we developed a national growth strategy founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives guide our team as we work together to advance our national growth strategy, including:

■	Focusing relentlessly on the growth markets of data, Internet protocol (IP) and wireless
■	Providing integrated solutions that differentiate TELUS from our competitors
■	Building national capabilities across data, IP, voice and wireless
■	Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business
■	Going to market as one team, under a common brand, executing a single strategy
■	Investing in internal capabilities to build a high-performance culture and efficient operation.

In addition, each year we establish corporate priorities to help guide our actions. For 2013, these priorities were to:

■	Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in likelihood to recommend from our clients
■	Further strengthening our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth
■	Continuing to foster our culture for sustained competitive advantage
■	Increasing our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications
■	Driving TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics
■	Elevating TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians.

Our 2013 corporate scorecard metrics (see page 64) and personal performance objectives of our executives (see page 66) are directly linked to achieving these objectives.

Risk versus reward

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. In addition to the practices we outlined in our Report to Shareholders on page 48, we also have the following in place:

■

At-target, only 12.5 per cent of an EVP’s pay (annual performance bonus) is tied to short-term results with 50 per cent being tied to LTIs (RSUs and/or options), while for the CEO only nine per cent is tied to short-term results with 67 per cent being tied to LTIs

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EXECUTIVE COMPENSATION AT TELUS

■	The annual performance bonus is based on a percentage of earnings before interest and taxes (EBIT), thereby managing payouts based on profitability
■

We require all of our EVPs to own Shares (three times annual base salary for EVPs, seven times annual base salary for the CEO) and we will require our Executive Chair to own 12 times his annual base salary in Shares. Furthermore, we do not include options, EPSUs or RSUs when calculating share ownership. If an EVP does not meet this guideline, he or she must take 50 per cent of his or her net equity award (after taxes) in Shares for any equity vesting and hold them until he or she meets the share ownership requirement

■

With respect to 2013 performance (and thereafter), the Compensation Committee approved the adoption of performance-contingent LTI awards, where 50 per cent of the LTI award is subject to performance vesting criteria (see page 54 for details).

An important part of the Compensation Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2013, Meridian, the Committee’s independent consultant, conducted this review. Meridian concluded that, compared to 2012, there are more appropriate measures in place that mitigate or balance any potential for undue risk-taking. In fact, this was the best assessment TELUS has ever received. Meridian based its assessment on a scorecard that reviewed 47 dimensions across the following five categories:

■	Pay philosophy and governance
■	Pay mix and balance
■	Incentives and performance measurement
■	Stock-based incentives/ownership
■	Compensation policies and provisions.

After considering the results of the assessment, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Shareholder and stakeholder engagement

In 2013, we continued to reach out to our Shareholders to better understand their interests. For example, the Chair of our Compensation Committee met with representatives from the Canadian Coalition for Good Governance and other shareholder advocacy groups, while our EVP, Human Resources and Chief Corporate Officer met with some of our institutional Shareholders, to discuss our executive compensation practices and disclosure. We also remained committed to providing you with clear, helpful and thorough disclosure regarding our pay practices and we received 94.7 per cent approval on our say on pay vote on executive compensation.

Changes to compensation approved in 2013

Profit-sharing pool

Our profit-sharing pool, based on a percentage of EBIT, results in target payouts that are lower than under the methodology that was previously used, and applies to the entire TELUS team, including our executives and the CEO. Benefits of the profit-sharing pool include:

■	Affordability: By linking the size of the annual bonus pool to EBIT, we ensure that the payout is always affordable
■	Transparency: This methodology provides a more transparent and easily understandable approach for team members and Shareholders
■

One team, one goal: We shifted the focus away from each individual business unit, which strengthens our goal of having a one-team collaborative culture and creates a true profit-sharing mindset across the Company.

We selected EBIT as the measure because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization.

In 2013, the Compensation Committee and the Board approved an increase in the size of the profit-sharing pool on which we base our annual performance bonus. The pool was set at 9.25 per cent of EBIT, an increase from 8.15 per cent in 2012. This is consistent with the Board’s longer-term goal to gradually move toward a fully funded performance bonus program in alignment with the market. At 9.25 per cent of EBIT, the pool methodology effectively lowers EVP annual performance bonus and EPSU targets from 50 per cent to 43 per cent, and the CEO annual performance bonus and EPSU target from 60 per cent to 52 per cent of base salary.

Increase to Share ownership requirements for executives

The Compensation Committee and the Board approved an increase to the share ownership requirements for the CEO and EVPs so they are positioned ahead of market. They also established share ownership requirements for the proposed Executive Chair.

TELUS 2014 information circular	■ 53

Performance-contingent incentives

The Compensation Committee approved the adoption of performance-contingent LTIs to reward 2013 performance and thereafter, such that 50 per cent of an executive’s LTI will consist of performance-contingent RSUs and 50 per cent will consist of time-vesting RSUs and/or options. The performance-contingent RSUs provide for a performance period of three years (starting October 1) and cliff-vest at the end of the three-year performance period. Accordingly, for performance-contingent RSUs granted in February 2014 in respect of 2013 performance, the three year period is October 1, 2013 to September 30, 2016, for a payout (if warranted) in November 2016. In considering which performance metrics to adopt, the Committee considered the need to continue aligning our executives’ pay with Shareholder interests; correlating compensation to our business strategy and corporate priorities; and the need to balance an external, relative metric with an absolute, internal metric. Accordingly, the Committee recommended and the Board approved the following two performance metrics:

■	Relative total shareholder return (TSR), weighted at 75 per cent, compared to the incumbent telephone companies within the MSCI World Telecom Index
■	Total customer connections, weighted at 25 per cent against a three year target.

The following chart outlines the breakdown of LTIs for an executive’s grant (with the percentages reflecting the amount that each component represents of the total dollar value of the grant):

Performance-contingent LTI	Total customer connections	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period relative to incumbent telcos in the MSCI World Telecom Index is an appropriate metric upon which to base payout of an LTI as it enhances the alignment of our executives’ pay with Shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and an accurate measurement of our ability to create shareholder value in relation to others (as we acknowledge that telecom investors have a choice as to where they want to invest).

The MSCI World Telecom Index includes more than 25 incumbent telcos globally, which we use to establish a TSR percentile ranking. Weighted at 75 per cent, payouts could range from zero (if TELUS ranks below the 45th percentile of the comparable incumbent telcos in the MSCI World Telecom Index) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale:

Total customer connections

Total customer connections is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and win customers from our competitors with outstanding customer service, new products and applications. It includes wireline (network access lines), wireless, Internet and TELUS TV connections. The metric is based on a three-year forecast for the period October 1, 2013 to September 30, 2016, which is approved by the Compensation Committee and the Board. The metric is weighted at 25 per cent, with payouts ranging from zero to 200 per cent, as outlined below.

Performance	Total customer connections(1)(2)	Three-year growth(1)(2)	Payout(3)
Minimum threshold	14,000,000	825,000	50%
Target	14,100,000	925,000	100%
Stretch 1	14,200,000	1,025,000	150%
Stretch 2 maximum	14,300,000	1,125,000	200%

(1)	The performance targets for these awards are used for compensation purposes only and are not suitable for any other purpose. There is no assurance that any performance level will be met. The targets may also constitute forward-looking information. Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, which could cause actual results to differ materially from performance targets. Please see the cautionary statement in the 2013 annual report.
(2)	Targets, which exclude Public Mobile, are based upon the September 30, 2013 total customer connections of 13,175,000.
(3)	The Committee or Board retains discretion to change the performance multiplier in certain circumstances prior to payout.

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Payout calculation

Upon vesting, the payout for each metric will be calculated using the following formula:

Number of share units at vesting (including reinvested dividends) x vesting share price x performance multiplier for that metric = payout award.

The following chart illustrates the payout award if an executive is granted an LTI award of $1,000,000, assuming a share price of $37.00 at the time of grant and $42.00 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs credited in value to the dividends paid on the Shares, which would enhance the value of the award.

LTI component	Performance element	Grant value	No. of RSUs granted @ $37	Vesting value with Share price @ $42(1)	Performance multiplier	Pre-tax payout value
Time-vested RSUs	Not applicable	$500,000	13,514	13,514 x $42 = $567,588	Not applicable	$567,588
Performance- contingent RSUs	TSR (75% weight)	$375,000	10,135	10,135 x $42 = $425,670	60th percentile ranking = 100% payout	$425,670
	Total customer connections (25% weight)	$125,000	3,378	3,378 x $42 = $141,876	Assume on-target 100% payout	$141,876
Total		$1,000,000				$1,135,134

(1)	This figure is for illustration only and is not a forward-looking statement, target or guidance.

Total compensation approach

TELUS takes a holistic approach to executive compensation. A summary of our complete compensation program is in the table on page 56.

Key compensation elements

The key components of direct compensation for EVPs are fixed base salary, which makes up 25 per cent of the executive’s targeted compensation, and variable at-risk compensation, which makes up the remaining 75 per cent. This 25/75 split is in keeping with TELUS’ commitment to pay for performance. The split for the CEO is 15 per cent fixed base salary and 85 per cent variable at-risk compensation. In the case of the CEO, the amount of his variable at-risk compensation is actually greater than 85 per cent, as he elects to take his base salary in Shares. The targeted percentages of annual performance bonus and EPSU awards are further adjusted based on affordability.

The at-risk compensation includes short-term performance bonuses (which reward the executive for annual performance in cash), medium-term incentives (which reward for performance in the medium term during a period of just under three years through EPSUs) and LTIs (which are used for retention and reward performance over the long term through RSUs and/or stock options). The following charts show the targeted mix of fixed and at-risk compensation for EVPs and for the CEO.

Also considered as part of the Company’s total compensation program are benefits and perquisites, and retirement benefits. See page 56 for details.

TELUS 2014 information circular	■ 55

Total compensation at a glance

Component	Targeted % of total	Description
Direct compensation
Fixed base salary	CEO 15 EVP 25

Annual base salary – cash

■    Ranges are established for each position based on market with the mid-point of the range being set at the market median. Executives are targeted to be paid at the mid-point.

At-risk compensation	CEO 9 EVP 12.5

Annual performance bonus – cash

■    50% of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool (for EVPs, 9.25% of EBIT for 2013 providing an at-target payout that is more reflective of approximately 43% of base salary versus 50%; and for the CEO, approximately 52% of base salary versus 60%)

■    Tied to corporate and individual performance, with corporate performance given 80% weighting

■    Corporate performance is determined using a corporate balanced scorecard

■    Individual performance is determined by an assessment of performance against individual pre-stated annual objectives

■    Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance)

■    The CEO approves the executives’ individual performance objectives and the Compensation Committee approves the CEO’s performance objectives.

CEO 9 EVP 12.5

Annual medium-term incentive – EPSUs

■    50% of base salary at-target for EVPs and 60% of base salary for the CEO, subject to affordability based on the profit-sharing pool (for EVPs, 9.25% of EBIT for 2013 providing an at-target payout that is more reflective of approximately 43% of base salary versus 50%; and for the CEO, approximately 52% of base salary versus 60%)

■    Determined in the same way as the annual performance bonus, but linked to share price performance – if the share price has declined during the performance year, the target award is reduced by the same percentage that the share price has declined. If the share price has increased during the performance year, there is no corresponding increase to the award

■    EPSUs vest at a rate of one-third every year over just under three years and encourage the executives to drive shareholder value over the medium term.

CEO 67 EVP 50

Annual LTI – RSUs and/or stock options

■    This award typically consists of a mix of RSUs and/or stock options and has often been divided evenly in terms of dollar value between RSUs and stock options; for the last three years, however, the annual grant to the CEO and executives has consisted of RSUs only

■    In respect of 2013 performance, the executives’ RSU awards consist of 50% time-vested RSUs and 50% performance-contingent RSUs

■    The size of grants to executives is differentiated based in part on their performance and future potential (performance granting), as measured by their PVAAM, which is based on:

■    Results achieved

■    Leadership

■    Retention risk

■    Value to strategy

■    The size of grant is also determined in part by market benchmarking

■    Options have a term of seven years and cliff-vest after three years from the grant date, tying payouts to future share price performance, which encourages executives to drive shareholder value over the longer term

■    RSUs cliff-vest in just under three years.

Indirect compensation
Benefits and perquisites

■    A competitive executive benefits program including comprehensive annual health assessments for the executives and their spouses

■    Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan.

Retirement benefits		■ Registered defined benefits plan and Supplemental Retirement Arrangement (SRA) consistent with market practice ■ The SRA arrangements for all NEOs are described on page 76.

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Benchmarking

Highlights

■	We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels
■	We also use a U.S.-based comparator group as a secondary reference point
■	Benchmarking results are size-adjusted, when required, to the Company’s revenues
■	The companies in the comparator groups are updated and reviewed annually by the Compensation Committee
■	The comparator groups used for 2013 compensation were changed as disclosed below.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes. The selection of this group is done with input from Meridian and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim for the comparator group to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results are size-adjusted to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies in our 2013 Canadian comparator group used for benchmarking purposes are within or are close to this range in relation to TELUS’ 2012 annual revenue. Companies included in the 2013 Canadian comparator group had revenue ranging from $2.8 billion to $38.2 billion (based on 2012 results), with an average of $12.8 billion and a median of $10.3 billion, compared to TELUS’ revenue of $10.9 billion in 2012. The comparator group used in 2013 was identical to the comparator group used in 2012, except for one company: we replaced BlackBerry (formerly known as Research in Motion or RIM) with Thomson-Reuters Corp. Although effectively controlled, Thomson-Reuters Corp. is a strong media industry comparator and is roughly similar to TELUS in size and scope. For 2014, including for LTIs granted in February 2014 for 2013 performance, we made one change to the comparator group, replacing TransAlta Corporation with Bell Aliant. We believe Bell Aliant is a more relevant industry peer and closer in size and scope to TELUS.

Canadian comparator group used for benchmarking
Agrium Inc. (fertilizers and agricultural chemicals)	Quebecor Inc. (cable and wireless and media)
BCE Inc. (telecommunications services)	Rogers Communications Inc. (cable and wireless and media)
Bell Aliant (telecommunications services)	Shaw Communications Inc. (cable and satellite)
Canadian National Railway Company (railroads)	Shoppers Drug Mart Corporation (drug retail)
Canadian Tire Corporation (general merchandise)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Talisman Energy Inc. (oil and gas exploration and production)
Encana Corporation (oil and gas exploration and production)	Teck Resources Limited (diversified metals and mining)
Finning International Inc. (trading companies and distributors)	Thomson-Reuters Corp. (publishing)
Loblaw Companies Limited (food retail)	TransCanada Corporation (oil and gas storage and transportation)
Maple Leaf Foods Inc. (packaged foods and meats)

TELUS 2014 information circular	■ 57

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool used at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group as a secondary reference only. This group is not directly used for benchmarking, but serves as a secondary data point in assessing executive compensation against market data.

As noted above, we typically consider an appropriate size range for companies included in our comparator groups to be approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators.

Other than Sprint Nextel Corp., which is a strong industry comparator, the companies included in our 2013 U.S.-based comparator group fall within this range. The companies included in the 2013 U.S.-based comparator group had revenue ranging from U.S.$5.3 billion to U.S.$35.3 billion based on 2012 results, with an average of U.S.$15.9 billion and a median of U.S.$14.3 billion.

For the U.S. peer group, there were two changes made to the peer group. The Compensation Committee approved, at Meridian’s suggestion, to remove Verizon given its size and to replace Brightpoint with Level 3 Communications.

U.S.-based comparator group used as secondary reference for benchmarking
Cablevision Systems Corp.	Qualcomm Inc.
CenturyLink Inc	Sprint Nextel Corp.
Direct TV Group Inc.	Telephone and Data Systems Inc.
Level 3 Communications Inc. (new)	Time Warner Cable Inc.
Liberty Global Inc.	Windstream Corporation

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the same in the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks and considers against the same Canadian comparator group the value of the other elements of an executive’s total compensation such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant who conducts surveys and provides competitive data and market trends, and the Compensation Committee considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors such as internal equity and strategic significance of the role, are used to develop a base salary range and a total compensation target for each executive position, as well as the appropriate mix of benefits and perquisites. In keeping with TELUS’ pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

Components of executive compensation

Base salary methodology

At TELUS, we target base salary at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, and the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

■	Annual performance bonus (cash)
■	Medium-term incentives (EPSU awards)
■	LTIs (RSU and/or option awards)
■	50 per cent time-vested
■	50 per cent performance-contingent.

The following information outlines how the at-risk components are determined and delivered.

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At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. According to our benchmarking, other companies target cash bonuses at an average of 65 percent for their EVPs and 125 per cent of base salary for their CEO; at TELUS, our annual performance bonus equals 50 per cent of the annual base salary for at-target performance for EVPs and 60 per cent of the annual base salary for at-target performance for the CEO (subject to affordability). This element of pay is calculated based on individual and corporate performance and, to better reflect affordability and continued focus on funding strategic investments, on a profit-sharing pool. For 2013, the profit-sharing pool was set at 9.25 per cent of EBIT, providing a reduced payout that is more reflective of approximately 43 per cent of an EVP’s base salary (at target) versus 50 per cent and approximately 52 per cent of the CEO’s base salary (at target) versus 60 per cent.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

9.25% of 2013 EBIT	x	Executive’s personal portion of bonus pool	x	Corporate scorecard multiplier 0 to 200%	x	80% (corporate weighting)
+
9.25% of 2013 EBIT	x	Executive’s personal portion of bonus pool	x	Individual multiplier 0 to 200%	x	20% (individual weighting)

ò

Annual performance bonus

To determine the annual performance bonus for each executive, we follow a four-step process:

■	Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool
■	Step 2: Assess corporate performance as measured by the corporate scorecard results
■	Step 3: Assess the individual’s performance as measured by his or her results and leadership
■	Step 4: Calculate the annual performance bonus award based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, as a percentage of EBIT, from which the annual performance bonus is paid. As mentioned, for 2013, we set the profit-sharing pool at 9.25 per cent of EBIT.

Each executive’s personal portion of the 2013 profit-sharing pool is determined by the following formula:

Executive’s 2013 base salary x performance bonus target %
2013 base salary of all eligible participants including the executives x performance bonus target % of all eligible participants including the executives

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric determined at the start of the year. Our 2013 metrics measured achievements in three areas: customers first, profitable growth and efficiency and employee engagement. Please see page 64 for details on the 2013 corporate scorecard and our results.

TELUS 2014 information circular	■ 59

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely set based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

■	Selecting quantifiable performance metrics that are measurable and auditable
■

Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

■

Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement. When the 2013 targets were run through the 2012 corporate scorecard for stress test purposes, the multiplier was 1.29x (whereas the 2012 corporate scorecard multiplier was 1.00x, clearly indicating that the 2013 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2012 targets)

■	Ensuring that targets and stretch targets to determine when these objectives have been met or exceeded are clearly set out in the corporate scorecard
■	Ensuring all performance metrics are tied to the Company’s strategic imperatives and corporate priorities as outlined on page 52.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against personal objectives of that executive as well as the display of leadership skills by that executive (the personal performance objectives).

The personal performance objectives of the CEO consist of strategic and operational objectives that support TELUS’ 2013 corporate priorities (as described on page 52) plus any other goals that may be set by the Compensation Committee.

The personal performance objectives of each executive support the personal performance objectives of the CEO and primarily consist of the strategic and operational objectives from the CEO’s performance objectives that relate to the business unit led by that executive, plus other goals that are set by the CEO.

The CEO assesses the personal performance results achieved by each executive and his or her leadership. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO and his leadership. Input from each Board member regarding the CEO’s performance is obtained by the Chair of the Compensation Committee, who invites each member, approximately 10 days before the meeting of the Compensation Committee where members will assess the performance of the CEO, to provide him with their comments or observations in writing regarding the CEO’s performance. In particular, feedback is requested with respect to each of the four categories of PVAAM: results achieved, leadership, retention risk and value to strategy. Information on how to assess each such category is given to each Board member. See page 62 for further details regarding PVAAM.

Step 4: Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on incentive payments, and determines the annual performance bonus of each executive using the formula on page 59. The Compensation Committee, with input from the Board, assesses the personal performance results achieved by the CEO and his leadership. Based on this assessment along with corporate results, the Compensation Committee recommends to the Board for approval the annual performance bonus of the CEO, also based on the formula on page 59.

The weight that corporate versus individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the CEO, the weightings are 80 per cent on the corporate component and 20 per cent on the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to deliver payments exceeding the target award.

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At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the Performance Stock Unit Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance. We achieve this by pegging the value of EPSUs to the value of Shares(1) (which further aligns the interest of executives with those of Shareholders) and paying them out over approximately three years on a schedule pursuant to which one-third of the EPSUs vest each year. We believe this medium-term vehicle, targeted at 50 per cent (for EVPs) or 60 per cent (for the CEO) of annual base salary, is more investor friendly. It also distinguishes us from other companies by effectively deferring up to half of the annual performance bonus by tying the value of the award instead to Share performance.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

EPSU award =	The dollar value of the annual performance bonus The higher of Share price at the beginning of the year OR at year-end

(1)	Determined using the weighted average price of the Shares of the Company listed on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Therefore, any decline in the value of Shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 89 for a description of the key terms of the Performance Stock Unit Plan.

The Compensation Committee approves EPSU awards to executives annually following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

At-risk pay: Long-term incentives

(RSU and/or option awards)

Methodology

LTIs are awarded in the form of RSUs and/or options granted under the Restricted Stock Unit Plan and the Management Option Plan, respectively. The RSUs and/or options are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to share price performance.

The key aspects of the LTIs are as follows:

■	They are generally provided in the form of options that have a seven-year term and cliff-vest three years from the grant date, and/or RSUs that typically cliff-vest in just under three years
■

The value of RSUs and/or options is, in each instance, pegged to the value of the Shares. In the case of options, these are granted at an exercise price not less than the market value of the Shares at the time of the grant, determined in accordance with the Management Option Plan. RSUs are awarded based on the market value of the Shares at the time of grant, determined in accordance with the Restricted Stock Unit Plan. See page 90 for details

■

Half the value of the overall LTI award to executives is in the form of performance-contingent RSUs and half is in the form of time-vesting RSUs and/or options. Please see page 54 for more information on performance-contingent RSUs

■

The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, as measured using the Company-wide PVAAM, in conjunction with competitive market compensation benchmark information. The Compensation Committee also takes into account grants made in the previous three years and the vesting schedule of such grants when considering whether to make new grants and the size of such grants. The Compensation Committee considers the number of unvested LTIs in place to understand retention risk and as a comparator for granting future LTIs that are based on performance.

TELUS 2014 information circular	■ 61

As the size of the awards is differentiated based on individual executives’ current performance and future potential, our LTIs are performance granted in addition to 50 per cent of the award being subject to vesting performance criteria. PVAAM is the assessment tool used to evaluate each employee’s performance, including each executive’s performance in the previous year and future potential. Executives are assessed against the four categories described in the table below – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM
Performance		Potential
Results achieved The extent to which the executive has achieved results based on personal performance objectives	Leadership The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	Retention risk The potential cost and impact of a departure by the executive	Value to strategy The value that the executive brings to achieving TELUS’ strategy

In either of the two performance categories (results achieved and leadership), a score of five would indicate that performance was well above average, with the remaining scores, four to one, representing performance that was above average, average, below average or well below average, respectively.

In the retention risk category, a score of five would indicate that retention risk is very high, with scores from four to one, respectively, indicating that retention risk is high, medium, low or very low. An executive is awarded a score based on the following considerations:

■	Opportunities in the internal or external market or how sought after the skills set or experience of the executive is in the marketplace relative to his or her peers
■	How easily replaceable the skills set or experience of the executive is from the marketplace relative to his or her peers
■	How costly it would be to replace the executive relative to his or her peers.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value to the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low. The following factors, relative to the executive’s peers, are considered:

■	The expertise of the executive in his or her current role or discipline
■	The capacity of the executive to take on broader assignments in his or her current role
■	The capacity of the executive for promotion
■	The ability of the executive to lead or mentor others beyond the expectations of his or her current role
■	The ability of the executive to apply strategic thinking beyond the expectations of his or her current role
■	The ability of the executive to actively integrate his or her work with other initiatives across the business
■	The ability of the executive to apply a higher level of decision-making beyond the expectations of his or her current role.

The total score received by an executive as a result of these evaluations is then used to determine in which PVAAM category the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities or performance manage	Less than 12

The dollar value of any LTI awards paid to executives including the CEO will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs, based on individual performance and potential and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

PVAAM category	Total direct compensation (Percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities or performance manage	n/a

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Awards can range from zero for executives with a PVAAM rating of below 12 to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company. In this regard, TELUS LTI awards are performance (and future potential) differentiated and granted, which the Company and its Board deem to be a leading practice relative to LTIs that are granted based only on market benchmarks. Our practice provides for performance-based differentiation as a result of corporate and individual performance.

For the CEO, RSU and option grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive and the Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of RSUs and options to be granted in the aggregate to all executives.

Annual grants of options and RSUs to non-executive management are also determined in the same manner as for the executives other than the CEO.

At-risk pay—Other considerations

As described above, our compensation practices are robust and formulaic and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee retains the authority to reduce or supplement compensation determined by our formulaic practices in exceptional circumstances.

2013 actual compensation paid to named executive officers

Named executive officers (NEOs)

The NEOs for 2013 are:

■	Darren Entwistle, President and CEO
■	John Gossling, EVP and CFO
■	Joe Natale, EVP and Chief Commercial Officer
■	Eros Spadotto, EVP, Technology Strategy and Operations
■	Josh Blair, EVP, Human Resources and Chief Corporate Officer.

2013 actual compensation mix

Compensation element and mix at target	Provided as	2013 actual for all EVPs (as a percentage of total direct compensation)	2013 actual for the CEO (as a percentage of total direct compensation
Annual LTI (at risk) 50% of total direct compensation / 67% for the CEO	RSUs	68%	71%
Annual medium-term incentive (at risk) 12.5% of total direct compensation / 9% for the CEO	EPSUs(1)	7%	7%
Annual performance bonus (at risk) 12.5% of total direct compensation / 9% for the CEO	Cash	7%	7%
Annual base salary (fixed) 25% of total direct compensation / 15% for the CEO	Cash(1)	18%	14%

(1)	In the case of Darren, he took his after-tax salary in Shares and his EPSUs were paid in cash.

Overall total direct compensation for the executives was somewhat above the 75th percentile of the market in line with our executive compensation philosophy of targeting total direct compensation (base salary and all at-risk compensation) at or about the 75th percentile of the selected comparator group where performance warrants.

2013 actual base salary compensation

The base salaries for some of the NEOs were increased effective April 1, 2013 as follows:

■	Darren Entwistle’s salary remained at $1,375,000 annually
■	John Gossling’s salary remained at $550,000 annually
■	Joe Natale’s salary increased from $750,000 to $800,000 annually
■	Eros Spadotto’s salary remained at $550,000 annually
■	Josh Blair’s salary increased from $475,000 to $525,000 annually.

Joe’s salary was increased in recognition of his expanded role, which included Government Relations and Regulatory Affairs as of January 1, 2013. Josh’s salary was further increased effective October 1, 2013 to $600,000 annually as he assumed leadership of our TELUS International business unit, a material elevation as TELUS International has over 15,000 team members working in multiple countries. Base salary increases were generally in line with the market for their positions.

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For more details, see the Executive compensation summary table on pages 73 and 74. Overall, the base salaries paid to the executives were at approximately the 60th percentile of the selected comparator group.

To demonstrate his belief in and commitment to the future growth potential of the Company, Darren invested his 2013 base salary net of taxes and withholdings in Shares (which he purchased on the open market). He announced in January 2014 that he would similarly invest his 2014 base salary net of taxes in Shares for the fifth consecutive year.

2013 actual at-risk compensation

2013 corporate performance metrics and results

The following chart describes the corporate performance metrics and results that made up the 2013 corporate objectives. A number of these metrics are both company-specific and industry-relative – for example, client churn and gross subscriber additions targets are only achieved if the Company outpaces its competitors.

Achieving performance at target would result in an overall multiplier of 1.0. Individual performance metrics and results for each NEO are discussed starting on page 65.

Objectives	Performance metrics	Weighting	2013 targets (1.0x)	2013 results	Payout multipliers
Customers first	Gross subscriber additions index (wireless and broadband) (1)	10%	1.00	0.72	0.07
	Client churn index (wireless and broadband)(1)	15%	1.00	1.11	0.17
	Client excellence leadership index(1)	25%	1.00	0.56	0.14
Profitable growth and efficiency	Free cash flow(2)	20%	$1.234 billion	$1.075 billion	0.12
	Earnings per share(3) (EPS)	20%	$2.04	$2.05	0.20
TELUS Team	Team member engagement measured through confidential feedback	10%	83%	83%	0.10
Corporate scorecard multiplier					0.80

(1)	Internally developed indices made up of a composite of various benchmarks and standards, to measure our ability to attract and retain customers.
(2)	Free cash flow (which is a non-GAAP measure) is defined in Section 11 of the MD&A in the TELUS 2013 annual report. For the purposes of the scorecard payout, free cash flow was normalized to exclude the impacts of the second quarter debt redemption, Alberta flood impacts and commodity/capital tax recovery. As a result, free cash flow was adjusted to $1.075 billion from $1.051 billion.
(3)	For the purpose of the scorecard payout, the EPS result was derived from EPS – basic as reported in the Company’s 2013 audited consolidated financial statements and in Section 1.3 of the MD&A in the TELUS 2013 annual report. EPS was normalized to exclude the impacts of the second quarter debt redemption, Alberta flood impacts and commodity/capital tax recovery. As a result, EPS was adjusted to $2.05 from $2.03.

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, free cash flow, and certain operational metrics on churn, customer additions, client experience excellence and team engagement) for the last several years. These metrics, however, are made more difficult each year as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a year-over-year improvement in productivity. When the 2013 targets were run through the 2012 corporate scorecard for stress test purposes, the multiplier was 1.29x, whereas the 2012 corporate scorecard multiplier was

1.00x, clearly indicating that the 2013 targets represented a significant year-over-year uplift in targeted performance in comparison to the 2012 targets.

TELUS has had a standard practice in place since 2009 whereby the Chair of the Audit Committee and the Chair of the Compensation Committee review the corporate scorecard approximately one week in advance of their respective quarterly meetings and conduct a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. This promotes transparency as any proposed changes to the corporate scorecard for pay purposes are subject to this review.

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EXECUTIVE COMPENSATION AT TELUS

The 2013 corporate and individual performance results, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives, are summarized in the table below.

	Corporate scorecard	Individual performance	Bonus award as % of base salary	EPSU award as % of base salary
CEO – At-target performance	1.0	1.0	60%	60%
CEO – Actual 2013 performance results	0.80	1.8	52%	52%
EVP – At-target performance	1.0	1.0	50%	50%
EVP – Actual 2013 performance results	0.80	1.33	39%	39%

The overall annual performance bonus for all EVPs ranged from 37 to 43 per cent of their base salaries, compared to at-target performance of 50 per cent.

Details for each component (annual performance bonuses, EPSU grants, option and RSU grants) that were awarded to each NEO are outlined below.

At-risk pay—Darren Entwistle,

President and CEO

Individual performance

In assessing Darren’s individual performance, the Board and Compensation Committee consider the Company’s objectives and results achieved, Darren’s demonstrated leadership and any other factors that they consider relevant. See page 60 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on the CEO’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the personal performance objectives of the CEO, which are the strategic and operational metrics that guided us in carrying out our 2013 corporate priorities. The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, generally require improvements year over year.

As indicated previously, 80 per cent of the CEO’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of the CEO’s personal performance, which in turn depends on the achievement of his personal performance objectives (the metrics referred to above), as well as the assessment of his leadership and of other strategic considerations. The metrics that comprise part of the individual component are largely operational in nature, and therefore highly sensitive. In our view, disclosure of less than half of these metrics (40 per cent) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information valuable to our competitors regarding the Company’s 2013 and future financial, marketing and operating plans. As a result, we are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine the CEO’s bonus and EPSU award. We are able to disclose a subset (60 per cent), as shown in the table on page 64.

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CEO’s personal performance objectives
Customers likelihood to recommend TELUS by market segment	Consumer 71%, small and medium business 72%, enterprise business 71% and TELUS Québec business 73%, which, when combined, averaged slightly below the personal performance objectives
Wireless EBITDA(1) (excluding restructuring and other like costs)	$2.634 billion, which was slightly below the personal performance objective but was within the publicly disclosed target range of $2.575 to $2.675 billion (including restructuring and other like costs)
Wireline EBITDA(1) (excluding restructuring and other like costs)	$1.482 billion, which exceeded both the original target range of $1.375 to $1.475 billion (including restructuring and other like costs) and the more stringent personal performance objective
Wireless margin on network revenue (excluding restructuring and other like costs)	46.3%, which met the personal performance objective of 46.0%
Wireline margin (excluding restructuring and other like costs)	27.2%, which met the personal performance objective of 26.0%
EPS	$2.02 (as reported), or $2.05 (as indicated on the corporate scorecard as we adjusted for the impacts of the second quarter debt redemption, Alberta flood impacts and commodity/capital tax recovery), which exceeded the personal performance objective of $2.04 and was at the higher end of the publicly disclosed target range of $1.90 to $2.10 (see footnote 3 on page 64)
Free cash flow(2)	$1.051 billion, which was below the personal performance objective (see footnote 2 on page 64)
Incremental EBITDA savings from operational efficiency program	$158.7 million, which exceeded the personal performance objective of $122.6 million
Wireless gross additions	1.614 million, which met the personal performance objective
Wireless ARPU (average revenue per unit)	$61.38, which, while being up 1.6% over last year, was slightly below the personal performance objective
Wireless churn	1.41%, which was better than the personal performance objective of 1.44%
Network access line loss	152,000 lines lost, which was favourable to the personal performance objective of 165,000 lines lost
Corporate social responsibility index(3)	1.01, which exceeded the objective of 1.0
TELUS team engagement	83%, which was up three points over last year and met the personal performance objective of 83%

(1)	EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 11 of the MD&A in the TELUS 2013 annual report.
(2)	Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11 of the MD&A in the TELUS 2013 annual report.
(3)	The corporate social responsibility index includes various metrics, including achieving reductions in energy consumption and greenhouse gas emissions; community investment objectives such as participation rates for Team TELUS Cares and volunteer hours; and our employees’ assessment of TELUS being a socially and environmentally responsible organization (gathered from our annual engagement survey).

The targets for both disclosed and undisclosed performance metrics are generally made more difficult each year in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

2013 payout

Darren’s annual performance bonus and EPSU award were each determined using the formula outlined on page 59. Based on strong corporate performance against targets and highly effective personal performance and leadership, the Board awarded to Darren an annual performance bonus of $713,742 equal to 52 per cent of his base salary, and an EPSU award of $713,742 equal to 52 per cent of his base salary, in each instance against a target of 60 per cent. The value of the EPSU award was not reduced since the Company’s Share price increased during the 2013 performance year. In light of his already significant ownership of Shares and his decision to invest his 2010 through 2014 base salary (net of taxes and withholdings) in Shares, the Compensation Committee recommended and the Board approved an all-cash payment of the EPSU award to Darren for the 2013 performance year, and accordingly, no EPSUs were granted to him.

Using PVAAM, the Board rated Darren’s individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20). Given the strong corporate performance in 2013 and Darren’s exceptional leadership, the Board awarded Darren LTIs totalling $6,800,000, of which 50 per cent were three-year time vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 54. This positioned Darren somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards) in support of our pay-for-performance philosophy.

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Darren’s total compensation for 2013 decreased by $908,158 or 8.2 per cent over 2012, while Shareholders benefited from a 17 per cent total return for the year. This decrease resulted primarily from a reduction in the annual compensatory pension value of $778,000 and a reduction in LTIs of $200,000, partially offset by: i) an increase in the base salary amount of $12,500 as it took effect in 2012 and was pro-rated for that year, while the full value was realized in 2013, and (ii) annual performance bonus and EPSU grant increases of $28,671 each.

As disclosed on page 50, the Committee has adopted the use of a ratio of CEO total direct compensation to annual total customer connections. As a further means to appropriately link pay with performance, the Committee has established that this ratio must fall within a range of 60 to 85 per cent.

Identified in the table are the relevant data and corresponding ratios for 2011, 2012 and 2013.

Year	CEO total direct compensation	Total customer connections
2013	$9,602,484	13,296,000
2012	$9,732,642	13,113,000
2011	$8,689,206	12,728,000

At-risk pay—John Gossling,

EVP and CFO

Individual performance

John’s individual performance was measured by the extent to which the Finance business unit contributed to Company performance and by John’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately one per cent of all of the corporate and individual factors used to determine John’s annual performance bonus and EPSU award. As part of his personal performance objectives, John shared in 52 per cent of the 2013 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 66 but excluding wireless gross additions, wireless ARPU, wireless churn and network access line loss. Please refer to CEO at-risk pay (page 65) for a discussion on how individual performance was assessed against these metrics. Please see page 66 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2013 payout

John’s annual performance bonus and EPSU award were each determined using the formula outlined on page 59. Based on strong corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $206,985, equal to 38 per cent of John’s annual base salary, and an EPSU award of $206,985, equal to 38 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated John’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded LTIs to him totalling $1,200,000, of which 50 per cent were three-year time vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 54. This positioned John at the 50th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

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At-risk pay – Joe Natale,

EVP and Chief Commercial Officer

Individual performance

Joe’s individual performance was measured by the extent to which the Customer Solutions business unit contributed to Company performance and by Joe’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine Joe’s annual performance bonus and EPSU award. As part of his personal performance objectives, Joe shared in 100 per cent of the 2013 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 66. Please refer to CEO at-risk pay (page 65) for a discussion on how individual performance was assessed against these metrics. Please see page 66 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2013 payout

Joe’s annual performance bonus and EPSU award were each determined using the formula outlined on page 59. Based on strong corporate performance against targets and highly effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $330,430, equal to 42 per cent of Joe’s annual base salary, and an EPSU award of $330,430, equal to 42 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Joe’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded LTIs to him totalling $5,700,000, of which 50 per cent were three-year time vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 54. As previously outlined in the description for PVAAM on page 62, the LTI award is intended to be in respect of the two primary aspects of this performance tool – past performance and future potential. The LTI grant is intended to reflect both his past performance in 2013 as Chief Commercial Officer and future potential as a successor to the CEO. This positioned Joe above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

At-risk pay—Eros Spadotto, EVP, Technology

Strategy and Operations

Individual performance

Eros’ individual performance was measured by the extent to which the Technology Strategy and Operations business unit contributed to Company performance and by Eros’ leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately four per cent of all of the corporate and individual factors used to determine Eros’ annual performance bonus and EPSU award. As part of his personal performance objectives, Eros shared in 96 per cent of the 2013 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 66. Please refer to CEO at-risk pay (page 65) for a discussion on how individual performance was assessed against these metrics. Please see page 66 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2013 payout

Eros’ annual performance bonus and EPSU award were each determined using the formula outlined on page 59. Based on strong corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $206,985, equal to 38 per cent of Eros’ annual base salary, and an EPSU award of $206,985, equal to 38 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Eros’ individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded LTIs to him totalling $1,800,000, of which 50 per cent of which were three-year time vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 54. This positioned Eros somewhat above the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

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At-risk pay – Josh Blair, EVP, Human Resources and Chief Corporate Officer

Individual performance

Josh’s individual performance was measured by the extent to which Human Resources and corporate functions contributed to Company performance and by Josh’s leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her personal performance objectives as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent approximately one per cent of all of the corporate and individual factors used to determine Josh’s annual performance bonus and EPSU award. As part of his personal performance objectives, Josh shared in 52 per cent of the 2013 operational metrics forming the CEO’s personal objectives, including those outlined for the CEO on page 66 but excluding wireless gross additions, wireless ARPU, wireless churn and network access line loss. Please refer to CEO at-risk pay (page 65) for a discussion on how individual performance was assessed against these metrics. Please see page 66 for a discussion on the setting of the disclosed and undisclosed targets and their degree of difficulty.

2013 payout

Josh’s annual performance bonus and EPSU award were each determined using the formula outlined on page 59. Based on strong corporate performance against targets and effective personal performance and leadership, the Compensation Committee approved an overall annual performance bonus of $227,645, equal to 43 per cent of Josh’s annual base salary, and an EPSU award of $227,645, equal to 43 per cent of his annual base salary, in each instance against a target of 50 per cent. Using PVAAM, the CEO, with the approval of the Compensation Committee, rated Josh’s individual performance and potential within the top two categories – key player / crucial resource (PVAAM score of between 16 and 20). As a result, the Committee awarded to him LTIs totalling $1,900,000, of which 50 per cent were three-year time vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria as outlined on page 54. This positioned Josh at the 75th percentile of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards).

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Performance graph

The following graph compares the yearly change in the cumulative total shareholder return on TELUS Shares with the cumulative total return on the S&P/TSX Composite Index. The calculations, done over five years, assume an investment of $100 on December 31, 2008 and the reinvestment of dividends. We have also adjusted for the two-for-one stock split that took effect April 16, 2013.

Investment	Dec. 31 2008	Dec. 31 2009	Dec. 31 2010	Dec. 31 2011	Dec. 31 2012	Dec. 31 2013
TELUS Shares	$100	$97	$136	$180	$211	$247
S&P/TSX Composite Index	$100	$135	$159	$145	$155	$176

Given the direct linkage between the various elements of performance and at-risk pay calculations and allotments, the significant weighting of share-based incentives in the executive compensation mix, and the methodology for determining EPSU awards, TELUS’ executive compensation, by its design, generally follows the performance drivers that should cause related changes in shareholder return.

As shown in the graph and table above, the 2009 annual total return (share price changes plus reinvested dividends) of TELUS Shareholders lagged the increase in S&P/TSX Composite Index. TELUS did not participate in the TSX stock market upswing in 2009, which was led by the financial and resource sectors. However, for each of the last three years (from 2011 to 2013 inclusive) TELUS Shares have strongly outperformed the stock market index total return. The five-year TELUS total shareholder return since December 31, 2008 was 147 per cent, nearly double the 76 per cent return from the S&P/TSX Composite Index over the same time period.

Over the five-year period, the percentage change in total compensation, excluding pension costs, paid to NEOs was an increase of 113 per cent, less than the total return to Shareholders of 147 per cent. The increase of 113 per cent in NEO compensation was partly due to the fact that different individuals with varying portfolios and varying degrees of responsibility have been considered NEOs during the five-year period. It is also reflective of the Company’s move towards a smaller executive team, where each executive has enhanced individual responsibilities.

Share ownership requirement

We have had a share ownership requirement in place for our executives for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our Shareholders.

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In 2013, we increased the share ownership requirements, as outlined in the table below, positioning ourselves ahead of market. Our executives must beneficially own, either directly or indirectly, a certain number of Shares based on targets varying by position. Notably, this is a more stringent requirement than prevalent market practice since TELUS does not calculate options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing Shares with his or her own funds more clearly demonstrates that executive’s commitment to the Company and its future success.

Share ownership guidelines
	Prior to 2013	Effective 2013
Executive Chair (new, effective upon appointment)	Not applicable	12x annual base salary
CEO	3x annual base salary	7x annual base salary
EVPs	1x annual base salary	3x annual base salary

The requirements were met by all NEOs in 2013 with the exception of John Gossling who only joined TELUS in mid-November 2012. An executive has five years from the time of his or her initial appointment to reach the target.

We also now require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in Shares for any equity vesting and hold them until the requirement is met. Furthermore, any executive retiring after January 1, 2013 must now hold a number of Shares equal to the share ownership requirement for one year post retirement.

To further enhance the alignment of compensation to Shareholders’ interest, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

Share ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration for their voluntary participation, managers are eligible for annual grants of medium-term restricted stock units called MPSUs. The size of MPSU grants is based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. This way, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent). MPSUs are awarded under the Performance Stock Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction for any decline in Share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, then individual managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are achieved.

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Executive shareholdings and total equity summary

The following table lists the number and value of Shares and total equity (Shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2013 (as set out in the Executive compensation summary table on pages 73 and 74). It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described above.

Name	Total Shares(1)	Value of Shares ($)	Total EPSUs/ RSUs(1)	Value of EPSUs/ RSUs ($)(2)	Total equity (Shares / EPSUs/ RSUs)(1)	Value of total equity ($)(2)	Base salary ($)	Value of total equity as a multiple of base salary	Value of shareholdings(3) as a multiple of base salary
Darren Entwistle(4)	1,355,338	49,551,157	443,560	16,216,554	1,798,898	65,767,711	1,375,000	47.8x	36.0x
John Gossling	1,468	53,670	45,325	1,657,082	46,793	1,710,752	550,000	3.1x	0.1x
Joe Natale	186,053	6,802,098	183,897	6,723,274	369,950	13,525,372	787,500	17.2x	8.6x
Eros Spadotto	58,254	2,129,766	129,409	4,731,193	187,663	6,860,959	550,000	12.5x	3.9x
Josh Blair	127,115	4,647,324	118,701	4,339,709	245,816	8,987,033	531,575	16.9x	8.7x

(1)	Excludes all options and any Shares that may be acquired by an executive in 2014 in payment of EPSUs that vested in 2013.
(2)	At the close of trading on December 31, 2013, the market price of the Shares was $36.56.
(3)	Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.
(4)	Darren applied substantially all of his 2013 base salary net of taxes and withholdings to the purchase of TELUS Shares.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its Shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

Charlie Baillie (Chair)	Ray Chan

Dick Auchinleck	Stockwell Day

Micheline Bouchard	Don Woodley

John Butler

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EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

($)	Darren Entwistle President and CEO						John Gossling(1) EVP and CFO
Year	2013		2012		2011		2013	2012		2011
Salary	1,375,000		1,362,500		1,300,000		550,000	74,861		n/a
Share-based awards(2)	7,513,742	(3)	7,685,071	(3)	6,944,603	(3)	1,406,985	1,528,515	(4)	n/a
Option-based awards	–		–		–		–	–		–
Non-equity incentive plan compensation
– Annual incentive plans	713,742		685,071		444,603		206,985	28,515		n/a
– Long-term incentive plans	n/a		n/a		n/a		n/a	n/a		n/a
Pension value	441,000		1,219,000		1,447,000		290,000	n/a		n/a
All other compensation(5)	84,218		84,218		54,835		1,918	n/a		n/a
Total compensation	10,127,702		11,035,860		10,191,041		2,455,888	1,631,891		n/a

(1)	John Gossling joined TELUS on November 12, 2012 as EVP, Finance and assumed the role of EVP and Chief Financial Officer on January 1, 2013.
(2)	The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. Thus, grants for 2013 were granted at the beginning of 2014 based on performance in 2013 and grants for 2012 were granted at the beginning of 2013 based on 2012 performance. The grants are awarded by the Compensation Committee and the Board in dollar amounts. These amounts are later translated into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs is determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The number of RSUs is determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding the grant date established by the Board. For 2013, the dollar amounts for the RSUs and EPSUs were established by the Board on February 12, 2014, and granted on February 28, 2014.
(3)	Amounts for Darren include the EPSU grants that were awarded in cash.
(4)	John received a grant of $1,500,000 in RSUs on February 28, 2013, in consideration of joining TELUS in November 2012 and as provided in his employment agreement dated November 7, 2012. Given that we were in a self-imposed blackout period in the fall of 2012 associated with our proposed share exchange, his contract provided that his RSUs would be granted 30 days following the end of such blackout period.
(5)	For 2012, all NEOs received telecommunications concession gross-ups that are included in the amounts disclosed. Perquisites for all NEOs, except Darren, totalled under $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $30,000, and an annual flexible perquisite account.

TELUS 2014 information circular	■ 73

Summary compensation table (continued)

($)	Joe Natale EVP and Chief Commercial Officer			Eros Spadotto EVP, Technology Strategy and Operations				Josh Blair EVP, Human Resources and Chief Corporate Officer
Year	2013	2012	2011	2013	2012	2011		2013	2012	2011
Salary	787,500	750,000	737,500	550,000	537,500	493,750		531,575	462,500	412,500
Share-based awards(1)	6,030,430	3,328,537	2,487,619	2,006,985	2,214,977	1,844,414		2,127,645	2,102,598	1,635,629
Option-based awards	–	–	–	–	–	–		–	–	–
Non-equity incentive plan compensation
– Annual incentive plans	330,430	328,537	237,619	206,985	214,977	144,414		227,645	202,598	135,629
– Long-term incentive plans	n/a	n/a	n/a	n/a	n/a	350,000	(2)	n/a	n/a	n/a
Pension value	342,000	582,000	632,000	178,000	743,000	475,000		715,000	537,000	649,000
All other compensation(3)	3,566	3,566	2,687	3,566	3,566	2,687		1,918	1,918	1,535
Total compensation	7,493,926	4,992,640	4,097,425	2,945,536	3,714,020	3,310,265		3,603,783	3,306,614	2,834,293

(1)	The value of share-based awards (EPSUs and RSUs) in the table above is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. Thus, grants for 2013 were granted at the beginning of 2014 based on performance in 2013 and grants for 2012 were granted at the beginning of 2013 based on 2012 performance. The grants are awarded by the Compensation Committee and the Board in dollar amounts. These amounts are later translated into RSUs or EPSUs based on the formula provided in the applicable plans. Thus, the number of EPSUs is determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher. The number of RSUs is determined by dividing the dollar amount granted by the weighted average price of the Shares on the TSX for the five trading days immediately preceding the grant date established by the Board. For 2013, the dollar amounts for the RSUs and EPSUs were established by the Board on February 12, 2014, and granted on February 28, 2014.
(2)	Represents for Eros an award totalling $1,050,000 which was paid in three annual installments that commenced in 2009.
(3)	For 2012, all NEOs received telecommunications concession gross-ups in the amounts disclosed. Perquisites for all NEOs, except Darren, totalled under $50,000.

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Incentive plan awards

The following table summarizes all option and share-based awards outstanding at the end of December 31, 2013 for each NEO.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options(1)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the- money options ($)(2)	Number of Shares or units that have not vested(1)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)
Darren Entwistle	0	–	–	–	443,560	16,216,554	0
John Gossling	0	–	–	–	45,325	1,657,082	0
Joe Natale	0	–	–	–	183,897	6,723,274	127,054
Eros Spadotto	75,000	15.29	25/02/2016	1,595,625
	70,000	16.31	26/02/2017	1,417,500
Total	145,000			3,013,125	129,409	4,731,193	83,128
Josh Blair	0	–	–	–	118,701	4,339,709	78,353

(1)	Adjusted for the two-for-one stock split effective April 16, 2013.
(2)	At the close of trading on December 31, 2013, the market price of Shares was $36.56.

The following table summarizes the value of all option and share-based awards vested or earned for each NEO during the 2013 fiscal year, adjusted for the two-for-one stock split effective April 16, 2013. The terms of all plan-based awards under which options or other share-based awards are granted or vested are discussed on pages 85 to 91.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – value earned during the year ($)
Darren Entwistle	11,096,388	10,721,984	713,742
John Gossling	–	–	206,985
Joe Natale	3,709,297	3,927,231	330,430
Eros Spadotto	2,838,696	2,016,936	206,985
Josh Blair	2,322,636	2,175,901	227,645

(1)	The amounts reflect options granted on February 26, 2010 at a price of $16.31 that vested on February 26, 2013 at a price of $34.61 and options granted to Joe Natale on May 7, 2010 at a price of $18.23 that vested on May 7, 2013 at a price of $36.13.
(2)	The amounts reflect the second third of EPSUs granted in 2012 that vested on March 31, 2013 at a price of $32.28, the final third of EPSUs granted in 2011 that vested on November 15, 2013 at a price of $37.02, RSUs granted in 2011 that cliff-vested in their entirety on November 17, 2013 at a price of $37.09 and the first third of EPSUs granted in 2013 that vested on December 31, 2013 at a price of $36.41.
(3)	The table reflects the closing price of Shares on the vesting date, but share-based awards are paid out based on the volume-weighted average trading price over a five-day period before the vesting date. See pages 89 and 90 for details.

TELUS 2014 information circular	■ 75

TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. The retirement program consists of a contributory registered pension plan and the Supplemental Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements these plans by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by a fixed 50 per cent for the participating NEOs other than the CEO. In 2011, the Board approved an amendment to the SRA to bring it more in line with current market practice and to better align pension values with corporate and individual performance such that, effective January 1, 2012, pensionable remuneration for the CEO and each of the other NEOs is equal to base salary increased by the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered company pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age when the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

The following table sets out information for the NEOs regarding their retirement benefit.

Name	Number of years credited service (#)	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory ($)	Non- compensatory ($)	Accrued obligation at year end ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year-end	At age 65
		(c1)	(c2)
Darren Entwistle	18 years and six months	901,000	1,567,000	7,490,000	441,000	1,418,000	9,349,000
John Gossling	Two years and four months	38,000	370,000	50,000	290,000	(43,000)	297,000
Joe Natale	15 years and six months	408,000	809,000	3,532,000	342,000	258,000	4,132,000
Eros Spadotto	18 years and two months	301,000	532,000	2,613,000	178,000	652,000	3,443,000
Josh Blair	21 years and 11 months	304,000	572,000	2,018,000	715,000	1,560,000	4,293,000

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Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. Although we have used this benefit in the past to assist with both the attraction and retention of high-performing mid-career executives, the Compensation Committee decided to discontinue this practice going forward.

The employment agreements with the NEOs all provide that they will accrue two years of credited service under the SRA for each full year of employment, in the time periods noted on page 84. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2013 is included in column (b) in the previous table.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Josh and Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. These benefits vested on December 31, 2010. For Josh, an additional arrangement was made to recognize a second period of past TELUS service within the SRA, which vested on December 31, 2011. These past service periods are included in column (b) in the previous table.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in the Notes to the 2013 audited consolidated financial statements under Note 14 – Employee future benefits. Mortality rates after retirement are assumed to follow 95 per cent of the 1994 Uninsured Pensioner Mortality Table with generational projection using 125 per cent and 140 per cent of the projection rates in Scale AA for males and females, respectively. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, plus any additional plan or other changes that have retroactive impact. For further clarity, the compensatory change for 2012 includes the change in the accrued obligation as a result of the amendment to the definition of pensionable remuneration for years on and after 2012.

The non-compensatory change in accrued obligation comprises three parts:

■	The interest on the accrued benefit obligation
■

The change in accrued obligation due to the change in assumptions: the discount rate was increased from 3.9 per cent at the end of 2012 to 4.75 per cent at the end of 2013, the retirement assumption was changed from age 55 to the earliest eligible age, the withdrawal rates were changed from 14.3 per cent to 10.0 per cent per year prior to retirement, and the pension commencement age upon withdrawal was changed from age 65 to the earliest unreduced age, plus

■	The employee contributions for the year.

Annual benefits payable

Column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

TELUS 2014 information circular	■ 77

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2013
	Years of service
Remuneration ($)	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

■	The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the Executive summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary, for years on and after 2012. Pensionable remuneration prior to 2012 is base salary increased by a fixed 60 per cent for annual performance bonus for the CEO, and by a fixed 50 per cent for the participating NEOs other than the CEO.
■	The benefits under the registered pension plans and the SRA are payable for a member’s lifetime with a 60 per cent benefit payable to the surviving spouse.
■	On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.
■	The above benefits are not offset by any Canada Pension Plan / Québec Pension Plan payments.

Employment agreements

TELUS has entered into executive employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements provide for the following key provisions (as at December 31, 2013):

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive’s employment earlier during that three-month period by paying to the executive the base salary for the abridged work period. No severance is payable if an executive’s employment is terminated for cause.

If the employment of the executive were terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he or she would be entitled to receive 50 per cent of his or her base salary representing the annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to retirement benefits, if any, in accordance with the terms of his or her pension arrangements and any other policies or programs at

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the Company that are applicable to the executive as a retired employee in effect at the time of retirement.

If the employment of an executive were terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary in lieu of any annual performance bonus (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

If the employment of an executive were terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of Darren), but only for those days during that 18-month period when the executive does not receive any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium and long-term incentives on the termination of employment are set forth in the plan texts for the Management Option Plan, Performance Stock Unit Plan and Restricted Stock Unit Plan. See page 89 for a description.

The table below sets out the compensation and benefits that would be payable by the Company to each NEO, pursuant to their employment agreements and the applicable incentive plan texts, if the employment of the executive were terminated as of December 31, 2013 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO upon a change of control as at December 31, 2013. The amounts payable are not subject to reduction as a result of alternative employment acquired by the executive after his or her employment with the Company ceases.

Darren Entwistle – President and CEO

Executive payouts and benefits upon termination as of December 31, 2013	Resignation ($)		Termination with just cause ($)	Termination without just cause (24 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	2,750,000		–	–
Annual performance bonus	–		–	1,015,781	(3)	–	–
Total cash compensation	–		–	3,765,781	(4)	–	–
Medium-term incentives (EPSUs)	–			–	(5)	–	–	(6)
Long-term incentives
Options	–		–	–	(7)	–	–	(8)
RSUs(9)	–		–	–		–	16,216,554	(8)
Total long-term incentives	–		–	–		–	16,216,554	(8)
Benefits	–		–	281,017	(10)	–	–
Continued accrual of pension service	–		–	1,011,000		–	–
Total compensation and benefits payable	–		–	5,057,798		–	16,216,554

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2013.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the employment of the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).
(3)	Two times the average of Darren’s annual incentive compensation payments in the preceding three years.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text. This amount was nil as at December 31, 2013 as the CEO did not have any EPSUs.
(6)	All unvested EPSUs will vest immediately upon a change of control as defined in the CEO’s executive employment agreement. This amount was nil as at December 31, 2013 as the CEO did not have any EPSUs.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	All unvested options and unvested RSUs will vest immediately upon a change of control as defined in the CEO’s employment agreement. The unvested options amount was nil as at December 31, 2013.
(9)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.
(10)	Benefits will be provided for 24 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and monthly car allowance.

TELUS 2014 information circular	■ 79

John Gossling – EVP and CFO

Executive payouts and benefits upon termination as of December 31, 2013	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	825,000		–	–
Annual performance bonus	–		–	412,500	(3)	–	–
Total cash compensation	–		–	1,237,500	(4)	–	–
Medium-term incentives (EPSUs)	–		–	33,233	(5)	–	33,233	(6)
Long-term incentives
Options	–		–	–	(7)	–	–	(6)
RSUs(8)	–		–	–		–	1,623,849	(6)
Total long-term incentives	–		–	–		–	1,623,849	(6)
Benefits	–		–	88,215	(9)	–	–
Continued accrual of pension service	–		–	191,000		–	–
Total compensation and benefits payable	–		–	1,549,948		–	1,657,082

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2013.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the employment of the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($137,500 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2013. The unvested options amount was nil as at December 31, 2013.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

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Joe Natale – EVP and Chief Commercial Officer

Executive payouts and benefits upon termination as of December 31, 2013	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	1,200,000		–	–
Annual performance bonus	–		–	600,000	(3)	–	–
Total cash compensation	–		–	1,800,000	(4)	–	–
Medium-term incentives (EPSUs)	–		–	485,261	(5)	–	485,261	(6)
Long-term incentives
Options	–		–	—	(7)	–	—	(6)
RSUs(8)	–		–	—		–	6,238,013	(6)
Total long-term incentives	–		–	—		–	6,238,013	(6)
Benefits	–		–	102,499	(9)	–	–
Continued accrual of pension service	–		–	400,000		–	–
Total compensation and benefits payable	–		–	2,787,760		–	6,723,274

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2013.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the employment of the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($200,000 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2013. The unvested options amount was nil as at December 31, 2013.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

TELUS 2014 information circular	■ 81

Eros Spadotto – EVP, Technology Strategy and Operations

Executive payouts and benefits upon termination as of December 31, 2013	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	825,000		–	–
Annual performance bonus	–		–	412,500	(3)	–	–
Total cash compensation	–		–	1,237,500	(4)	–	–
Medium-term incentives (EPSUs)	–		–	306,775	(5)	–	306,775	(6)
Long-term incentives
Options	–		–	–	(7)	–	–	(6)
RSUs(8)	–		–	–		–	4,424,418	(6)
Total long-term incentives	–		–	–		–	4,424,418	(6)
Benefits	–		–	90,687	(9)	–	–
Continued accrual of pension service	–		–	302,000		–	–
Total compensation and benefits payable	–		–	1,936,962		–	4,731,193

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2013.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the employment of the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($137,500 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2013. The unvested options amount was nil as at December 31, 2013.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

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EXECUTIVE COMPENSATION AT TELUS

Josh Blair – EVP, Human Resources and Chief Corporate Officer

Executive payouts and benefits upon termination as of December 31, 2013	Resignation ($)		Termination with just cause ($)	Termination without just cause (18 months) ($)		Retirement(1) ($)	Change of control ($)
Cash compensation
Base salary	–	(2)	–	900,000		–	–
Annual performance bonus	–		–	450,000	(3)	–	–
Total cash compensation	–		–	1,350,000	(4)	–	–
Medium-term incentives (EPSUs)	–		–	288,714	(5)	–	288,714	(6)
Long-term incentives
Options	–		–	–	(7)	–	–	(6)
RSUs(8)	–		–	–		–	4,050,995	(6)
Total long-term incentives	–		–	–		–	4,050,995	(6)
Benefits	–		–	90,577	(9)	–	–
Continued accrual of pension service	–		–	314,000		–	–
Total compensation and benefits payable	–		–	2,043,291		–	4,339,709

(1)	All entries are shown as nil as the executive was not entitled to retirement treatment on December 31, 2013.
(2)	The executive is required to give TELUS three months prior notice of resignation. TELUS may earlier terminate the employment of the executive before the expiry of the notice period, in which case the executive is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).
(3)	Fifty per cent of base salary in lieu of annual performance bonus for 18 months.
(4)	Payable within 30 days of termination.
(5)	In the event of termination without cause, all unvested and vested EPSUs are payable to the executive within 60 days of termination pursuant to the plan text.
(6)	Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without cause within two years of the change of control. The number in the table assumes the unvested incentives vested upon a change of control as at December 31, 2013. The unvested options amount was nil as at December 31, 2013.
(7)	The executive is entitled to exercise all vested options within 90 days of termination. All unvested options are forfeited on termination. Vested options are not included in the table as they may be exercised at any time.
(8)	In the event of resignation, or termination with or without cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement, all vested and unvested RSUs are payable to the executive within 60 days of retirement, whereas for performance-contingent RSUs, payment occurs on the original valuation date.
(9)	Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family and use of a leased vehicle.

TELUS 2014 information circular	■ 83

Change of control

The Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan contain change of control provisions that are applicable to all TELUS team members including the NEOs. See page 87 for a full description of these provisions and their effect.

The employment agreements of the NEOs, other than the CEO, do not contain any change of control provisions. As previously disclosed, the employment contract of Darren provides that upon a change of control, as defined in the same manner as the Management Option Plan, all of the then unvested share options, EPSUs and RSUs held by Darren will vest immediately. This provision was approved by the Board in 2006, based on the recommendation of the Compensation Committee. In making its recommendation, the Compensation Committee considered industry practices provided by the compensation consultant, and concluded that such an arrangement is within industry norm for CEOs and is appropriate.

Confidentiality and non-compete

Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.

Additional pensionable service

The agreements with Darren, John, Joe, Josh and Eros provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 77, the Company implemented a mechanism to migrate Josh and Eros from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
John Gossling	November 12, 2012 to November 12, 2017
Joe Natale	September 1, 2006 to September 1, 2011
Eros Spadotto	January 1, 2008 to January 1, 2013
Josh Blair	January 1, 2008 to January 1, 2013

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of SOX, no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified, since July 30, 2002.

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TELUS’ EQUITY COMPENSATION PLANS

TELUS’ equity compensation plans

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of equity compensation plans. For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Name	Type of plan		New equity grants being issued	TELUS securities issuable from treasury
	Equity-based compensation	Other
Management Option Plan	X		Yes	Yes
Directors Plan		X	Yes	No
Performance Stock Unit Plan		X	Yes	No
Restricted Stock Unit Plan		X	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		X	Yes	No

The following table provides information as at December 31, 2013 on the Shares of the Company authorized for issuance under TELUS’ equity compensation plans (as defined under the TSX rules). As at December 31, 2013, the dilution, as a result of total share option reserves, was approximately 8.11 per cent of all outstanding Shares.

Plan category	Number of securities to be issued upon exercise of outstanding options (#) A	Weighted-average exercise price of outstanding options ($) B	Number of securities remaining available for future issuance (excluding securities reflected in column A) (#) C
Equity compensation plans approved by security holders	Nil	n/a	Nil
Equity compensation plans not approved by security holders	8,101,853	23.03	41,858,120
Total	8,101,853	–	41,858,120

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS continues to grant options and where share options remain outstanding. Since January 1, 2001, all option grants have related to Non-Voting Shares. However, as of the effective date of the Arrangement on February 4, 2013, all existing options to acquire Non-Voting Shares were exchanged, on a one-for-one basis, for options to acquire Common Shares and any future option grants would therefore be for Common Shares.

TELUS 2014 information circular	■ 85

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Compensation Committee.
Term	Maximum term is 10 years from the grant date. Recently, options were granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period.
Expiry

Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:

■    Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)

■    Ninety days after termination of employment without just cause for vested options

■    Termination of employment without just cause for unvested options

■    Termination of employment of the participant for just cause, for all options (vested and unvested)

■    Twelve months after the death of a participant, for options that have vested on death or within 12 months of death, any unvested options after this time period are forfeited

■    The end of the option term (applies to retirement and disability).

Vesting	To be determined at the time of grant. Since 2003, most grants are cliff-vesting three years after the grant date.
Exercise price

Pre-November 2006:

■    Weighted average trading price of the underlying Shares on the last business day before the grant date.

Post-November 2006:

■    Arithmetic average of the daily weighted average trading price of the underlying Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date.

Change of control	Yes. See page 87.
Assignability	Not assignable.
Ownership restrictions

■    The total number of Shares issuable to any one participant under this plan, together with all other Shares issuable to that participant under all TELUS equity-based compensation plans (as defined by the TSX), cannot exceed 5% of the issued and outstanding Shares at the grant date of the option

■    The total number of Shares issued to insiders within any one-year period, under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10% of the issued and outstanding Shares

■    The total number of Shares issuable to insiders as a group under this plan, together with Shares issuable to insiders under all other equity-based compensation plans (as defined by the TSX), cannot exceed 10% of the issued and outstanding Shares

■    A majority of options granted under this plan cannot be granted to insiders.

Total number of Shares reserved for further options as of March 12	The Company currently has reserved 42,892,108 Shares for further option grants representing 6.91% of the issued and outstanding Shares.
Options outstanding as of March 12	Options to purchase 6,448,325 Shares representing 1.04% of the issued and outstanding Shares.
Number of options held by officers as of March 12	Options for 166,260 Shares or 2.58% of the total number of options outstanding under this plan.

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see next section for details). The purpose of the Management Option Plan is to strengthen retention of key management employees, to align their interests with those of the Shareholders, and to provide incentive compensation based on the value of TELUS’ Shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of Shares, thereby reducing the number of Shares to be issued and dilution to Shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms.

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TELUS’ EQUITY COMPENSATION PLANS

Stock settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive Shares in settlement for the exchanged options. The number of Shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the Shares under option at the time of exercise and the exercise price is divided by the current market price of the Shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of Shares determined by the difference between the number of options exchanged and the number of Shares issued in that exchange are then added back to the applicable reservation of Shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash settled options. An optionee exercising designated options may elect to request the Company to accept a surrender of the designated options and receive from the Company, in cash, an amount equal to the difference between the market price (volume weighted average price of the Shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options will be cancelled by the Company and Shares underlying these options will be added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal takeover bid being made for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its Shareholders, where record holders of the voting securities of the Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transactions that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

Upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by or similar options be substituted by the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

If the Board does not take any of the above actions, the following will occur by default upon a change in control: (i) in the event of a takeover bid, all unvested options will vest for the purpose of a participant exercising the options and depositing the Shares received on exercise to the takeover bid, but any Shares not deposited to the takeover bid will be cancelled and the options will be reinstated as unvested options, or (ii) in any other case, all unvested options will vest. In February 2013, the Board approved an amendment to the Management Option Plan to eliminate this clause, such that the default on a change of control is a double trigger, as described in the following paragraph. The amendment was approved by the TSX, and, in accordance with TSX rules, did not require Shareholder approval. This amendment is effective with respect to grants made on or after February 13, 2013.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable.

Amendment procedure

The Board, subject to any required regulatory or Shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such

TELUS 2014 information circular	■ 87

amendment is not prejudicial to any existing option holders. The Board may, without Shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reservation by the number of Shares underlying the exercised options, make any amendments for compliance with the United States Jobs Creation Act 2004, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of Shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reservation by the number of Shares underlying the exercised options, the addition of any provision that results in a participant receiving Shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiration date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require Shareholder approval.

Amendments to the Management Option Plan

On February 4, 2013, the effective date of the Arrangement, the Management Option Plan was amended to reflect the exchange of the Non-Voting Shares into Shares and that all existing options to acquire Non-Voting Shares were exchanged, on a one-for-one basis, for options to acquire Shares. In February 2013, the Board also approved amendments to the change of control provisions of the Management Option Plan to default to a double trigger on a change of control. See the description on page 87. The TSX approved the above amendments to the Management Option Plan.

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our Shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), Shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, Shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors.
Term	DSUs do not have a fixed term.
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan.
DSU payout amount	Number of DSUs multiplied by the then applicable market price for Shares.
Vesting	All DSUs vest upon grant.
Change of control	No.
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of Shares on the business day prior to grant date.
Assignability	Not assignable, other than by will or the laws of succession on devolution.
DSUs outstanding as of March 12	802,877 DSUs.

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the Shares. If a participant elects to be paid out in Shares, the Shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or waiver of any conditions with respect to DSUs and to make any amendments for compliance with the United States Jobs Creation Act 2004. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

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TELUS’ EQUITY COMPENSATION PLANS

Amendments to the Directors Plan

Effective upon completion of the Arrangement on February 4, 2013, the Board approved amendments to the Directors Plan to reflect the exchange of the Non-Voting Shares into Shares. All entitlements pursuant to the Directors Plan are now based on the market price of the Shares or payable in Shares rather than Non-Voting Shares.

Other existing share equity plans

In addition to the foregoing, there is one other plan, the Employee Stock Option Plan, that provides for the granting of options to acquire shares, although no current options are outstanding or are contemplated to be granted under this plan.

Performance Stock Unit Plan

As noted on page 61, the Performance Stock Unit Plan is a medium-term incentive plan that awards executive performance stock units (EPSUs) and management performance stock units (MPSUs) that are pegged, as of February 4, 2013, to the value of the Shares.

The Performance Stock Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote retention.

The participants may elect to take payments under the Performance Stock Unit Plan in cash or, as of February 4, 2013, Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the Shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Stock Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO.
Vesting

■   Vest and become payable in equal annual instalments over approximately a three-year period, subject to permitted deferrals

■   All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year.

Change of control	Yes. See below.
Payout amount	Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.
Payment / termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

■   Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) for vested EPSUs and MPSUs, all unvested EPSUs or MPSUs forfeited immediately upon such resignation

■   Termination of employment for just cause – all vested and unvested EPSUs and MPSUs forfeited immediately

■   Sixty days after termination of employment without just cause for both vested and unvested EPSUs and MPSUs

■   Sixty days after retirement or termination as a result of disability for all vested and unvested EPSUs and MPSUs

■   Sixty days after the death of a participant, for all vested and unvested EPSUs and MPSUs

■   Within 30 days of normal vesting date.

Change of control

The Performance Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. These provisions generally provide that upon a change of control, as defined in these plans, the Board has the discretion to take certain actions such as the conversion of outstanding EPSUs and MPSUs into stock units under a similar plan of a publicly traded successor corporation, the vesting of all unvested EPSUs or MPSUs, or the provision of cash or other consideration in exchange for cancelling outstanding EPSUs or MPSUs. If the Board decides not to take any of the discretionary permitted actions, then the outstanding EPSUs and MPSUs will vest as set out for each defined change of control. However, for EPSUs and MPSUs granted after February 13, 2013, the Plan was amended to provide that the default is a double trigger as described for the Management Option Plan on page 87.

TELUS 2014 information circular	■ 89

Amendments to the Performance Stock Unit Plan

Effective upon the completion of the Arrangement, the Board approved amendments to the Performance Stock Unit Plan to reflect the exchange of the Non-Voting Shares into Common Shares and to make other minor housekeeping amendments. As of February 4, 2013, all entitlements pursuant to the Performance Stock Unit Plan are based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares.

In February 2013, as mentioned above, the Board also approved amendments to the change of control provisions of the Performance Stock Unit Plan to default to a double trigger on a change of control. See page 87.

In November 2013, the Board approved minor housekeeping amendments to the Performance Stock Unit Plan.

Restricted Stock Unit Plan

As noted on page 61, the Restricted Stock Unit Plan is a long-term incentive plan that awards restricted stock units (RSUs), which, as of February 4, 2013, are pegged to the value of the Shares.

The purpose of the Restricted Stock Unit Plan is to align the interests of management with those of Shareholders by providing incentive compensation based on the value of Shares and for retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Stock Unit Plan in cash or Shares purchased in the market or, subject to all necessary corporate and regulatory approvals, in Shares issued from treasury.

When dividends on Shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Stock Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) as approved by the Compensation Committee.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount

Time vesting: Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.

Performance-contingent: 75% weighted to total shareholder return against a peer group compared to a three-year forecast; 25% weighted to total customer connections compared to a three-year forecast

Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

■    Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) for vested RSUs – all unvested RSUs are forfeited immediately upon such resignation

■    Termination of employment of the participant for just cause – all vested and unvested RSUs are forfeited immediately upon such termination

■    Termination of employment without just cause – all vested RSUs shall be paid within 60 days upon termination and all unvested RSUs are forfeited on the date of termination

■    Sixty days after retirement or termination as a result of disability for all vested and unvested RSUs; for performance-contingent RSUs, payment occurs on the original valuation date

■    Sixty days after the death of a participant, for all vested and unvested RSUs; payout ratio deemed at 100% for performance-contingent RSUs

■    Within 30 days of the normal vesting date.

Change of control

The Restricted Stock Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Stock Unit Plan. For details, see the description of these provisions for the Management Option Plan in Change of control on page 87.

Amendments to Restricted Stock Unit Plan

Effective upon the completion of the Arrangement, the Board approved amendments to the Restricted Stock Unit Plan to reflect the exchange of the Non-Voting Shares into Common Shares and to make other minor housekeeping amendments. As of February 4, 2013, all entitlements pursuant to the Restricted Stock Unit Plan are based on the market price of the Common Shares or payable in Common Shares rather than Non-Voting Shares.

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TELUS’ EQUITY COMPENSATION PLANS

In February 2013, the Board also approved amendments to the change of control provisions of the Restricted Stock Unit Plan to default to a double trigger on a change of control. See page 87.

In November 2013, the Board approved amendments to the Restricted Stock Unit Plan to enable awards of performance-contingent RSUs to ELT members, where payout of the award is tied to performance criteria approved by the Board (in the case of the CEO) or the Compensation Committee (in the case of other ELT members). The Board also approved the adoption of clawback provisions for our EVPs and minor housekeeping amendments to the Plan.

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive (LTI) Plan for Non-Canadian Subsidiaries was established in 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to provide for retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an increased ownership interest in the Company. LTI units are based on the value of the Shares.

All payments pursuant to the LTI Plan will be paid in cash only. No Shares may be purchased in the market or issued from treasury.

When dividends on Shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the Shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

LTI Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management) of non-Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada)), as approved by the CEO.
Vesting	Typically, vest and become payable in the second year after the grant year.
Change of control	Yes. See below.
Payout amount	Arithmetic average of the daily weighted average trading price of Shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date.
Payment/termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

■   Termination of employment (just cause or without just cause) and retirement of the participant – all unvested LTI units forfeited immediately upon such termination, vested LTI units continue to be payable according to vesting schedule (within 30 days of normal vesting date)

■   Sixty days after termination as a result of disability for all vested and unvested LTI units

■   Sixty days after the death of a participant, for all vested and unvested LTI units

■   Within 30 days of normal vesting date.

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Stock Unit Plan and Performance Stock Unit Plan. For LTI units granted after February 26, 2013, the LTI Plan was amended to provide that the default is a double trigger as described for the Management Option Plan in Change of control on page 87.

Additional Information

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate as affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ Annual Information Form and the audited consolidated financial statements of the Company for the year ended December 31, 2013 and Management’s discussion and analysis thereon. These documents are available upon request to TELUS’ Corporate Secretary at 5 – 3777 Kingsway, Burnaby, B.C., V5H 3Z7. TELUS’ public documents are filed on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 12, 2014.

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Appendix A: Terms of reference for the Board of Directors

1.	Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.	No delegation
2.1	The Board may not delegate the following matters to any committee:
a)	The removal of a director from or the filling of a vacancy on the Board or any Board committee
b)	The issuance of securities except on the terms authorized by the directors
c)	The declaration of dividends
d)	The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors
e)	The appointment or removal of the President or the CEO
f)	The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee
g)	The adoption, amendment or repeal of the charter documents of the Company
h)	Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.	Board of Directors

3.1	Composition
a)	The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.
b)	Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.
c)	The Chair of the Board must be an independent director. If this is not desirable in the circumstances, an independent Lead Director shall be appointed.
3.2	Meetings
a)	The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings should be held in locations other than Vancouver.
b)	The Chair, with the assistance of the Lead Director (if there is one), CEO and the Corporate Secretary, will be responsible for the agenda for each Board meeting.
c)	The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.
d)	The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.
e)	The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.
f)	To the extent possible, Board materials will be made available in electronic format.

3.3	Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a)	Approve the management slate of nominees proposed for election at annual general meetings of the Company
b)	Approve candidates to fill any casual vacancy occurring on the Board
c)	Fix the number of directors as permitted by the Company’s charter documents.

3.4	Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5	Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)	Audit Committee – Appendix E
b)	Corporate Governance Committee – Appendix F
c)	Human Resources and Compensation Committee – Appendix G
d)	Pension Committee – Appendix H

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APPENDICES

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

4.	Selection of management
4.1.	In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.
4.2.	Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Leadership Team.
4.3.	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.
4.4.	The Board is responsible for overseeing succession planning.

5.	Strategy determination

The Board will:

5.1.	Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto
5.2.	Monitor and assess the resources required to implement the Company’s strategic plan
5.3.	Monitor and assess developments which may affect the Company’s strategic plan
5.4.	Evaluate and, as required, enhance the effectiveness of the strategic planning process
5.5.	Monitor and, as required, enhance the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.	Material transactions
6.1	Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.
7.	Public reporting

The Board is responsible for:

7.1	Ensuring that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis
7.2	Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements
7.3	Ensuring that appropriate policies and procedures are in place to ensure the timely disclosure of any other developments that have a significant and material impact on the Company
7.4	Reporting annually to shareholders on its stewardship for the preceding year
7.5	Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve them
7.6	Providing for measures that promote engagement with and feedback from shareholders.

8.	Risk oversight and management
8.1	The Board is responsible for ensuring the timely identification of material risks to the Company’s business and the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this duty, the Board will review and assess annually:
a)	The Company’s risk management program, including risk tolerance and integrated enterprise risk assessment
b)	The quality and adequacy of risk-related information provided to the Board by management, to ensure that the Board (directly or through its committees) is made aware of the Company’s material risks on a timely basis, and has sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them
c)	The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to ensure that the risk oversight function is coordinated and appropriately covered through these bodies, and to ensure a shared understanding as to accountabilities and roles.
8.2	In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

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8.3	The Board is also responsible for ensuring the integrity of the Company’s internal control, disclosure control and management information systems.

9.	Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.	Legal requirements
10.1	The Board will monitor and ensure compliance with all applicable laws and regulations.
10.2	The Board will strive to ensure that all corporate documents and records have been properly prepared, approved and maintained.
11.	Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Lead Director (if there is one) and the Chair. See Appendix L—Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found on telus.com/governance.

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APPENDICES

Appendix B: Terms of reference for the Executive Chair, Lead Director, and President and CEO

1.	Responsibilities of the Executive Chair of the Board

1.1	Introduction

The Executive Chair of the Board of Directors is elected by the Board. He has Board and executive responsibilities as outlined below.

1.2	Board functions

The Executive Chair will:

a)	Together with the Lead Director, facilitate the effective operation and management of, and provide strong leadership to, the Board
b)	Together with the Lead Director, take steps to foster the Board’s understanding of its responsibilities and boundaries with management
c)	Together with the Lead Director and the Corporate Governance Committee (CGC), oversee the responsibilities and functions delegated to the committees
d)	Establish procedures to govern the effective and efficient conduct of the Board’s work
e)	Preside over Board meetings and, unless the Board determines otherwise, shareholder meetings and ensure both are conducted in an efficient and effective manner
f)	Set Board agendas after obtaining input from the Lead Director and the President and CEO
g)	Keep the Board current in a timely and candid fashion on major developments and provide the Board with sufficient information to enable the Board to fulfill its mandate
h)	As requested by the CGC, assist in the recruitment of new Board Directors
i)	Lead the performance evaluation of the President and CEO and present recommendations to the Human Resources and Compensation Committee (HRCC) and subsequently to the Board
j)	Participate in Committee meetings as warranted in an ex-officio capacity
k)	Communicate to the President and CEO (and other members of management as warranted) any matters arising from the Board, shareholders and other stakeholders that require management’s attention
l)	Facilitate the Board’s interaction with key management as appropriate
m)	Facilitate the Board’s efforts to promote engagement with, and feedback from, shareholders
n)	Support the development of the succession plan for the Board Chair led by the CGC.

1.3	Executive functions

The Executive Chair will:

a)	Oversee the Company’s operations led by the President and CEO, including budgets, financing and strategic plans and their execution
b)	Together with the President and CEO, pursue the continued development and progression of the Company’s strategy
c)	Support the President and CEO in executing strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders
d)	Assist the President and CEO in the execution of significant corporate development activities
e)	Develop for review by the HRCC and Board, a succession plan for the President and CEO
f)	Oversee succession plans for executives developed by the President and CEO for review by the HRCC and Board
g)	Support the President and CEO in industry advocacy activities.

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2.	Responsibilities of the Lead Director

2.1	Introduction

The Lead Director is an independent director who is appointed by the Board’s independent directors to assist the Board in fulfilling its duties effectively and efficiently, where the Chair is not an independent director. The prime responsibility of the Lead Director is to facilitate the exercise by the Board of independent judgment in carrying out its responsibilities.

2.2	Responsibilities

The responsibilities of the Lead Director include the following:

a)	Provide leadership to ensure that the Board can function independently of management and other non-independent directors as and when required
b)	Provide leadership to foster effectiveness of the Board in conjunction with the Executive Chair
c)	Together with the Executive Chair, ensure the Board understands the boundaries between Board and management responsibilities
d)	Together with the Executive Chair and the CGC, oversee the responsibilities and functions delegated to the committees
e)	Provide input to the Executive Chair on matters to include on the agenda for Board meetings
f)	Chair in-camera meetings of the independent directors at all Board meetings
g)	Set agenda for and lead the development of materials for in-camera meetings of the independent directors
h)	Advise the Executive Chair, as appropriate, of any matters arising from the in-camera meetings of the independent directors that require the attention of the Executive Chair, President and CEO or management
i)	Consult and meet with the independent directors, at the discretion of either party and with or without the attendance of the Executive Chair, and represent such directors, where necessary, in discussions with management on corporate governance issues and other matters that may arise
j)	Lead the Board’s evaluation of the Executive Chair and present recommendations to the HRCC and CGC
k)	Assist the CGC in the recruitment of new directors
l)	Lead the evaluation of the Board, its committees and its members, with input from the Executive Chair, and present recommendations to the CGC and Board
m)	Act as a back-up to the Executive Chair in connection with Board functions.

3.	Responsibilities of the President and CEO

3.1	Introduction

The President and CEO reports to the Executive Chair and has the executive responsibilities outlined below.

3.2	Responsibilities

The key accountabilities for the President and CEO include the following:

a)	Together with the Executive Chair, pursue the continued development and progression of the Company’s strategy, and lead the execution thereof
b)	Develop annual business plans and budgets that support the Company’s long-term business plan and strategies
c)	Foster a customers first culture that promotes ethical practices and encourages individual integrity in line with the Company’s values
d)	Develop and implement operational policies to guide the Company within the limits prescribed by applicable laws and regulations and the framework of the strategy approved by the Board
e)	Support the Executive Chair and the HRCC in respect of President and CEO succession planning, while leading succession planning for all other leadership levels
f)	With the support of the Executive Chair, execute strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders
g)	Lead corporate development activities in furtherance of the Company’s strategy
h)	Lead industry advocacy activities.

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At TELUS, we are unleashing the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. That is why we spend a lot of time and effort on developing our websites to ensure you can find what you want, when you want it.

Stay current with the latest TELUS investor information and sign up for email alerts by visiting telus.com/investors.

■	Annual meeting shareholder documents and proxy materials	telus.com/agm
■	TELUS annual report	telus.com/annualreport
■	Dividend Reinvestment and Share Purchase Plan details	telus.com/drisp
■	Sign up for e-delivery of shareholder documents	telus.com/electronicdelivery
■	Latest quarterly financial documents	telus.com/quarterly
■	Contact the Board directly on shareholder matters	board@telus.com

TELUS Corporation 555 Robson Street, Vancouver, British Columbia, Canada V6B 3K9 phone (604) 697-8044 fax (604) 432-9681 telus.com

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